NOTICE OF
2022 ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR
MARCH 21, 2022

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice of our 2022 Annual General and Special Meeting of Shareholders

WHEN:	WHERE:
Wednesday, May 11, 2022 3:00 p.m. (Vancouver time)	1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V7X 1T2
Due to the ongoing COVID-19 pandemic, shareholders and proxyholders should not attend in person to our 2022 annual general and special meeting of shareholders (the “Meeting”) and all shareholders are urged to vote in advance by proxy as discussed in more detail below and in the accompanying management information circular (the “Circular”).
The Meeting may be accessed remotely via live conference call and audio webcast as detailed below, and further under the heading “Participating in the Meeting” on page 7 of the Circular.
CONFERENCE CALL AND WEBCAST:

Dial-in:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	Via our website at	https://www.panamericansilver.com/investors/events-and-presentations/
	Or directly at	http://services.choruscall.ca/links/panamericansilver20220511.html
Participants should dial-in approximately 5 to 10 minutes prior to the scheduled start time of the Meeting.

We will cover the following items of business:
1.	Receive our consolidated financial statements for the financial year ended December 31, 2021 and the auditor’s report thereon.
2.	Elect eight directors to hold office until our 2023 annual general and special meeting of shareholders.
3.	Reappoint Deloitte LLP as our independent auditor to hold office until our 2023 annual general and special meeting of shareholders and authorize the directors to set the auditor’s pay.
4.	Consider a non-binding advisory “say on pay” resolution approving our approach to executive compensation.
5.	Transact any other business that may properly come before the meeting.
Your Vote is Important.
You are entitled to receive this notice and vote at the Meeting if you owned common shares of Pan American Silver Corp. (“Pan American” or the “Company”) as of the close of business on March 15, 2022.
The accompanying Circular will be made available to our shareholders on or about April 5, 2022 with a proxy or voting instruction form (“VIF”) in accordance with applicable laws.
If you are a registered shareholder, send your completed proxy by fax or mail, to our transfer agent, Computershare Investor Services Inc. (“Computershare”), or complete your proxy on the internet in accordance with the instructions provided on the form of proxy. Computershare must receive your proxy by 3:00 p.m. (Vancouver time) on Monday, May 9, 2022, or at least 48 hours (excluding Saturdays, Sundays, and statutory holidays in British Columbia) prior to the time of any adjournment or postponement of the Meeting. The Chair of the Meeting has the discretion to accept or reject any late proxies and can waive or extend the deadline for receiving proxy voting instructions without notice.
If you are a non-registered shareholder, you have received these materials through your securities broker, custodian, nominee, fiduciary, or other intermediary holding these securities on your behalf in accordance with applicable requirements of securities regulators. Please follow the voting instructions that you receive from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The accompanying Circular contains important information about what the Meeting will cover, who can vote and how to vote. Please read it carefully.
The Circular contains further particulars of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variations of any matter identified in this Notice and transact such other business as may properly come before the Meeting or any adjournment thereof. Copies of the audited financial statements for the year ended December 31, 2021, report of the auditor and related management discussion and analysis, as well as the Annual Information Form will be made available at the Meeting and are available on SEDAR at www.sedar.com.
You are receiving this Notice because Pan American has elected to use the notice-and-access model as such provisions are set out under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the delivery of meeting materials relating to this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a company to reduce the volume of materials to be physically mailed to shareholders by posting the Circular and any additional annual meeting materials (the “Proxy Materials”) online. Under the Notice-and-Access Provisions, instead of receiving paper copies of the Circular, shareholders will receive this Notice and a form of proxy. In the case of beneficial (non-registered) shareholders, they will receive this Notice and a VIF. The form of proxy/VIF enables shareholders to vote. Before voting, shareholders are reminded to review the Circular online by logging onto the website access page provided and following the instructions set out below. Shareholders may also choose to receive a printed copy of the Circular by following the procedures set out below.
Copies of the Proxy Materials and the annual financials are posted on the Company’s website at https://www.panamericansilver.com/investors/reports-and-filings.
All shareholders may call Computershare at 1-866-964-0492 (toll-free) in order to obtain additional information relating to Notice-and-Access Provisions.
How to Obtain Paper Copies of the Information Circular
Any shareholder may request that a paper copy of the current meeting materials be mailed to them at no cost by contacting the Company at 625 Howe Street, Suite 1440, Vancouver, British Columbia V6C 2T6; by telephone: 604-684-1175; by telephone toll-free: 1-800-677-1845 or by fax: 604-684-0147.
Instructions for obtaining paper copies of current proxy materials by mail at no cost are also provided on the Notice of Availability of Proxy Materials for this Meeting, which is posted on the Company’s website at https://www.panamericansilver.com/investors/reports-and-filings and made available on SEDAR at www.sedar.com.
To allow adequate time for a shareholder to receive and review a paper copy of the Circular and then to submit their vote by 3:00 p.m. (Vancouver time) on Monday, May 9, 2022, a shareholder requesting a paper copy of the Circular as described above, should ensure such request is received by the Company no later than 5 p.m. (Vancouver time) on Wednesday, April 27, 2022. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the materials can be requested at any time during this period. To obtain a paper copy of the Circular after the Meeting date, please contact the Company.
The Company will not use a procedure known as ‘stratification’ in relation to its use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer while using the Notice-and-Access Provisions also provides a paper copy of the Circular to some of its shareholders with the notice package. In relation to the Meeting, all shareholders will receive the required documentation under Notice-and-Access Provisions, and will not include a paper copy of the Circular.
BY ORDER OF THE BOARD OF DIRECTORS
(signed) Michael Steinmann
Michael Steinmann,
President, CEO and Director
Vancouver, British Columbia
March 21, 2022

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

About this Information Circular
References in this management information circular (the “Circular”) to “Pan American”, the “Company”, “we”, “us” and “our” are references to Pan American Silver Corp. and its subsidiaries unless otherwise specified or the context otherwise requires.
This Circular has been prepared in connection with the 2021 annual general and special meeting of shareholders to be held at 3:00 p.m. (Vancouver time) on Wednesday, May 11, 2022 (the “Meeting”). If you owned Pan American common shares (“Shares”) as of the close of business on March 15, 2022 (the “Record Date”), you have the right to attend the Meeting and vote on the various items of business to be addressed at the Meeting in person or by proxy. You retain these rights if the Meeting is adjourned or postponed.
Due to the ongoing COVID-19 pandemic, however, shareholders and proxyholders should not attend the Meeting in person and all shareholders are urged to vote in advance by proxy as discussed in more detail in this Circular. While we have made arrangements to accept votes cast in person if necessary, there will be limitations on the number of persons permitted entry to the physical Meeting location. This means that shareholders and proxyholders may not be permitted entry. The Meeting will be made accessible through a live conference call and webcast.

Please refer to page 7 of this Circular for important information about your ability to participate in the Meeting in-person attendance due to the COVID-19 pandemic.
Both the Board of Directors (the “Board”) and management of Pan American encourage you to vote. Our management will be soliciting your vote for this Meeting and any meeting that is reconvened if it is postponed or adjourned.
Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by our directors, officers and employees or by our transfer agent. We will bear all costs of solicitation.
Unless otherwise indicated, all currency amounts stated in this Circular are stated in the lawful currency of the United States.

In this Circular, we, us, our, Pan American, and the Company mean Pan American Silver Corp.
You, your, and shareholder mean holders of Shares of Pan American as of the Record Date.
Your vote is important. This Circular describes what the Meeting will cover and how to vote. Please read it carefully and vote, either by completing the proxy or voting instructions or by attending the Meeting in person.

This Circular is dated March 21, 2022. Unless otherwise stated, information in this Circular is as of March 21, 2022.
Receiving Documents
As a shareholder, you can decide if you want to receive paper copies of our interim and annual financial statements and management’s discussion and analysis (“MD&A”). To receive paper copies of these materials, please complete the enclosed card to send us your instructions, complete the request contained on the form of proxy provided in connection with the Meeting or register online at www.computershare.com/mailinglist.
If you have any questions about the procedures to be followed to qualify your vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact our transfer agent, Computershare Investor Services Inc. (“Computershare”) by telephone (toll free) at 1-800-564-6253 or 514-982-7555 (international direct dial).
Additional Information
You can find financial information relating to Pan American in our comparative financial statements and MD&A for our most recently completed financial year. See our MD&A, financial statements and our annual information form (and United States Securities Exchange Commission filing in respect of the Form 40-F) for additional information about us. These documents are available on:
•our website (www.panamericansilver.com);
•SEDAR (www.sedar.com); and
•EDGAR (www.sec.gov/edgar.shtml).

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

You can also request copies of these documents or this Circular, free of charge, by contacting our Corporate Secretary:

Corporate Secretary Pan American Silver Corp. 1440 – 625 Howe Street Vancouver, British Columbia V6C 2T6	legal@panamericansilver.com 1-800-677-1845 (North America toll-free) 604-684-0147 (fax)
Our Board has approved the contents of this Circular and have authorized us to send it to you, each of our directors, and our auditor.
BY ORDER OF THE BOARD OF DIRECTORS
(signed) Michael Steinmann
Michael Steinmann,
President, CEO and Director
Vancouver, British Columbia
March 21, 2022

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

About the Meeting

What’s Inside

Items of Business ..................................................................	2
Notice and Access .................................................................	3
Voting ...................................................................................	4
Director Nominees ................................................................	8
About the Auditor ..................................................................	13
Advisory ‘Say on Pay’ Resolution ...........................................	14
Your vote is important.
Please read page 4 to find out how to make sure
your vote is counted.
We value shareholder participation despite restrictions
on the ability to attend in person.
Please read page 7 to find out how you can still
participate in the Meeting.

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
Items of Business
At the Meeting we will cover the following items of business:
1.    Receiving Our Financial Statements and the Auditor’s Report Thereon
Our consolidated financial statements for the year ended December 31, 2021, and the auditor’s report thereon, are included in our 2021 annual report, which is mailed to shareholders and is available on our website (www.panamericansilver.com) and on SEDAR (www.sedar.com).
2.    Electing Directors (see page 8)
You will vote to elect eight directors to the Board. The nominees for election to the Board are:

Michael Carroll	Neil de Gelder
Charles Jeannes	Jennifer Maki
Walter Segsworth	Kathleen Sendall
Michael Steinmann	Gillian Winckler
Directors are elected to serve for a one-year term, which will expire at the end of our 2023 annual general and special meeting of shareholders.
3.    Appointing our Independent Auditor and Setting the Auditor’s Pay (see page 13)
You will vote on appointing our auditor and authorizing the Board to set the auditor’s pay for the ensuing year. Our Board, on the recommendation of our Audit Committee, has recommended that Deloitte LLP be reappointed as our independent auditor to serve until the end of our 2023 annual meeting of shareholders. You will also vote on authorizing the Board to set the auditor’s pay for the ensuing year.

4.    Advisory ‘Say on Pay’ Vote on Executive Compensation (see page 14)
You will have an advisory and non-binding vote on our approach to executive compensation as disclosed in this Circular, which will provide the Board and the Human Resources and Compensation Committee with important feedback.
5.    Other Business
If other items of business are properly brought before the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you (or your proxyholder) see fit. As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting.
Questions about voting? Contact: Computershare Investor Services Inc. Attention: Stock Transfer Services 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Tel: 1-800-564-6253 (toll free)
Our Board unanimously recommends that shareholders vote FOR all nominees and resolutions at the Meeting.
Quorum and Approval
A quorum of shareholders is required to transact business at the Meeting. According to our articles of incorporation, a quorum for the transaction of business at a meeting is two individuals who are shareholders, proxyholders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing Shares aggregating not less than 25% of the issued Shares carrying the right to vote at that meeting.
In order for a resolution electing a director or appointing the auditor to pass at the Meeting, such resolution must receive votes cast “FOR” such resolution by the shareholders, in person or by proxy at the Meeting.

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
Notice and Access
The Company has chosen to deliver the Notice of Meeting of its shareholders, this Circular and form of proxy forming the proxy-related materials (the “Proxy Materials”) using Notice-and-Access provisions, which govern the delivery of proxy-related materials to shareholders utilizing the internet. Notice-and-Access provisions are found in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), for delivery to registered shareholders, and in section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), for delivery to beneficial shareholders (together, “Notice-and-Access Provisions”).
Notice-and-Access Provisions allow the Company to choose to deliver Proxy Materials to shareholders by posting them on a non-SEDAR website (usually the reporting issuer’s website or the website of their transfer agent), provided that the conditions of NI 51-102 and NI 54-101 are met, rather than by printing and mailing the Proxy Materials. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings. Shareholders are entitled to request a paper copy of the Proxy Materials, and more particularly, the Circular, be mailed to them at the Company’s expense.
Use of Notice-and-Access Provisions reduces paper waste and the Company’s printing and mailing costs. Under Notice-and-Access Provisions the Company must send a notice and form of proxy (the “notice package”) to each shareholder, including registered and beneficial shareholders, indicating that the Proxy Materials have been posted and explaining how a shareholder can access them or obtain a paper copy of the Proxy Materials, including the Circular, from the Company. This Circular has been posted in full, together with the Notice of Annual General Meeting, the form of proxy, and the form of voting instruction form (“VIF”), on the Company’s website at https://www.panamericansilver.com/investors/reports-and-filings and under the Company’s SEDAR profile at www.sedar.com.
The Circular contains details of matters to be considered at the Meeting. Please review the Circular before voting.
How to Obtain Paper Copies of the Information Circular
Any shareholder may request a paper copy of the Circular be mailed to them at no cost by contacting the Company at 625 Howe Street, Suite 1440, Vancouver, British Columbia V6C 2T6; by telephone: 604-684-1175; by telephone toll-free: 1-800-677-1845 or by fax 604-684-0147.
To allow adequate time for a shareholder to receive and review a paper copy of the Circular and then to submit their vote by 3:00 p.m. (Vancouver time) on Monday, May 9, 2022, a shareholder requesting a paper copy of the Circular as described above, should ensure such request is received by the Company no later than 5:00 p.m. (Vancouver time) on Wednesday, April 27, 2022. Under Notice and-Access Provisions, Proxy Materials must be available for viewing for up to one year from the date of posting and a paper copy of the Proxy Materials can be requested at any time during this period. To obtain a paper copy of the Circular after the Meeting date, please contact the Company.
Pursuant to Notice-and-Access Provisions, the Company has set the Record Date for the Meeting to be at least 40 days prior to the Meeting to ensure there is sufficient time for the Proxy Materials to be posted on the applicable website and for them to be delivered to shareholders. The requirements of the notice of meeting (the “Notice of Meeting”) included with the Company’s notice package, and in which the Company must (i) provide basic information about the Meeting and the matters to be voted on, (ii) explain how a shareholder can obtain a paper copy of the Circular and any related financial statements and related MD&A, and (iii) explain the Notice-and-Access Provisions process have been built into the Notice of Meeting. The Notice of Meeting has been delivered to shareholders by the Company, along with the applicable voting document: a form of proxy in the case of registered shareholders, or a VIF in the case of non-registered (beneficial) holders.
You may also request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed VIF or proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests should be received no later than Wednesday, April 27, 2022.
For Holders with a 15 digit Control Number: Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your VIF or proxy. To obtain paper copies of the materials after the meeting date, please contact 1-800-677-1845.
For Holders with a 16 digit Control Number: Request materials by calling Toll Free, within North America - 1-877-907-7643 and entering your control number as indicated on your VIF or proxy. To obtain paper copies of the materials after the meeting date, please contact 1-800-677-1845.
The Company will not rely upon the use of “stratification”. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of its information circular to some shareholders together with the notice to be provided to

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
shareholders as described above. In relation to the Meeting, all shareholders will have received the required documentation under Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. Shareholders will not receive a paper copy of the Circular from the Company, or from any intermediary, unless such shareholder specifically requests one.
All shareholders may call our transfer agent, Computershare at 1-866-964-0492 (toll-free) in order to obtain additional information relating to Notice-and-Access Provisions.
Voting
Who Can Vote
You are entitled to receive notice of and vote at the Meeting to be held on May 11, 2022, if you held Shares as of the close of business on March 15, 2022, the Record Date for the Meeting.
Each Share you own entitles you to one vote on each item of business to be considered at the Meeting.
How to Vote
You can vote by proxy or VIF or you can attend the Meeting and vote your Shares in person. Please note that due to the COVID-19 pandemic, while we have made arrangements to accept votes cast in person, access to the Meeting location may not be permitted.
Voting by Proxy or VIF

Voting by proxy or by VIF is the easiest way to vote. It means you are giving someone else (called your proxyholder) the authority to attend the Meeting and vote your Shares for you.
There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.
Registered Shareholders
You are a registered shareholder if you hold a share certificate in your name or appear as the registered shareholder in the records of our transfer agent.
Michael Steinmann, our President and Chief Executive Officer, or failing him, Ignacio Couturier, our Chief Financial Officer, have agreed to act as the Pan American management proxyholders in connection with the Meeting. You can appoint a person or an entity other than the Pan American management proxyholders to attend the Meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, strike out the names on the enclosed proxy form and print the name of the person you want to appoint as your proxyholder in the space provided. This person does not need to be a Pan American shareholder.
By completing and returning a proxy, you are authorizing the person named in the proxy to vote or withhold from voting your Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. If there are other items of business that properly come before the Meeting (or any adjournment or postponement thereof), or amendments or variations to the items of business, the person named in the proxy has the discretion to vote your Shares as such person sees fit.

The voting process is different depending on whether you are a registered or non-registered shareholder.
You are a registered shareholder if your name appears on your share certificate or appears as the registered shareholder with our transfer agent.
You are a non-registered (beneficial) shareholder if your Shares are registered in the name of a bank, trust company, securities  broker, trustee or other financial institution or nominee on your behalf (your nominee).
Please be sure to follow the appropriate voting procedure.

It is important you provide voting instructions with your proxy. If you appoint the Pan American management proxyholders, but do not tell them how to vote, your Shares will be voted:
•FOR the election of the nominated directors listed on the proxy form and in this Circular;
•FOR reappointing Deloitte LLP as the independent auditor and authorizing the Board to set the auditor’s pay; and
•FOR the advisory “say on pay” resolution approving our approach to executive compensation.
This is consistent with the voting recommendations of the Board. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the Pan American management proxyholders will vote according to management’s recommendation.

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
If you appoint someone other than the Pan American management proxyholders to be your proxyholder, that person must attend and vote at the Meeting for your vote to be counted.
A proxy will not be valid unless it is dated and signed by the registered shareholder, or by the registered shareholders’ attorney with proof that they are authorized to sign, and completed according to the instructions therein. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, where applicable, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original, or a notarized copy of the written authorization for the officer or attorney, with your proxy form.
If you are voting by proxy, you may vote by phone, by mail or on the internet.
Computershare must receive your proxy by 3:00 p.m. (Vancouver time) on Monday, May 9, 2022, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for the Meeting or any adjournment or postponement of the Meeting. The Chair of the Meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice.
Voting by Telephone:
You may vote your Shares by telephone by dialing the following toll-free number: 1-866-732-8683. If you vote by telephone, you will need your control number, which appears at the bottom of the first page of your proxy form. If you vote by telephone, you cannot appoint anyone other than the designated management proxyholders named on your proxy form as your proxyholder.
Voting by Mail:
Complete your proxy form, sign and date it, and send it to Computershare in the envelope provided.
If you did not receive a return envelope, please send the completed form to:
Computershare Investor Services Inc. Attention: Proxy Department
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Voting on the Internet:
Go to www.investorvote.com and follow the instructions on screen. If you vote using the internet, you will need your control number, which appears at the bottom of the first page of your proxy form.
Non-Registered or Beneficial Shareholders
You are a non-registered (or beneficial) shareholder if your Shares are registered in the name of:
•your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary or nominee who holds your Shares in a nominee account or in the name of such nominee, or
•a clearing agency, like CDS.
The package including this Circular should include a VIF for you to complete with your voting instructions. In order to vote using the VIF, please follow the instructions as specified in the enclosed VIF.
If you are a non-registered shareholder and would like additional information or assistance in completing your VIF or in obtaining the required information to submit your vote on the matters to be dealt with at the Meeting, you should contact your intermediary.

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Attending the Meeting and Voting in Person
Due to the continuing COVID-19 pandemic, the meeting will be held in a ‘hybrid’ format. While we have made arrangements to accept votes cast in person, there will be limitations on the number of persons permitted entry to the physical Meeting location. This means that shareholders and proxyholders may not be permitted entry, and guests will not be permitted in any case. Accordingly, shareholders and proxyholders should not attend the Meeting in person. The Meeting will be made accessible through a live conference call and webcast.
We urge all shareholders to vote by proxy in advance of the Meeting date and to access the Meeting via the live conference call and webcast detailed below under the heading “Participating in the Meeting” on page 7 of this Circular.
The following will apply to voting in person:
Registered Shareholders
You do not need to complete the enclosed proxy form if you want to attend the Meeting and vote in person. Simply register with a representative from Computershare when you arrive at the Meeting.
Non-Registered or Beneficial Shareholders
Non-registered (or beneficial) shareholders cannot use the VIF to vote directly at the Meeting. If a non-registered shareholder wishes to attend and vote at the Meeting in person, the non-registered shareholder should follow the instructions on the VIF and insert his or her name (or the name of such other individual as the non-registered shareholder wishes to attend and vote on his or her behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in accordance with the instructions thereon in advance of the Meeting. When you (or the person named in the VIF) arrive at the Meeting, make sure you (or the person named in the VIF) register with a representative from Computershare so your voting instructions can be taken at the Meeting.
Send Your Voting Instructions Immediately
If you are a non-registered shareholder, you should submit your vote by following the instructions on the VIF, whether or not you intend to attend the Meeting in person. Make sure your VIF is properly completed and submitted on or before the time and date indicated on your VIF in order to have your vote submitted prior to 3:00 p.m. (Vancouver time) on Monday, May 9, 2022.
If the Meeting is postponed or adjourned, your vote through your intermediary must be received by Computershare at least 48 hours before the Meeting is reconvened.
Changing Your Vote
Registered Shareholders
You can revoke your proxy by sending a new completed proxy form with a later date, or a written notice signed by you or by your attorney if such attorney has your written authorization. You can also revoke your proxy in any other manner permitted by law.
If you represent a registered shareholder who is a corporation or association, your written notice must have the seal of the corporation or association, if applicable, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.
We must receive the written notice any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned.
Send the signed written notice to:
Pan American Silver Corp.
Suite 1440, 625 Howe Street
Vancouver, British Columbia, Canada, V6C 2T6
Attention: Corporate Secretary
If you attend the Meeting in person, you can give your written notice to the Chair of the Meeting on the day of the Meeting. If the Meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.
If you have sent in your completed proxy form and subsequently decided that you want to attend the Meeting and vote in person, you need to revoke the proxy form before you vote at the Meeting.
As noted above, while you will be able to register your voting instructions at the Meeting, shareholders and proxyholders may not be permitted entry to the Meeting location.

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Non-Registered Shareholders
Only registered shareholders have the right to revoke a proxy.
Non-registered shareholders can change their vote by following the instructions on the VIF immediately so there is enough time before the Meeting to change their vote.
Processing the Votes
Our transfer agent, Computershare, or its authorized agents count and tabulate the votes on our behalf. We will file the voting results of the Meeting on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) after the Meeting.
Participating in the Meeting
We value our shareholders and believe that the ability to participate in the Meeting in a meaningful way remains important despite the decision to hold this year’s Meeting in a hybrid format due to the ongoing COVID-19 pandemic. We have developed the following procedures to enable the participation of shareholders and to allow for engagement with our Board and management.
The Company will accept written questions pertinent to the business of the Meeting from shareholders in advance of the Meeting, which may be submitted via email to the Company starting on April 18, 2022. Questions must be received no later than 5:00 p.m. (Vancouver time) on May 4, 2022, in order to allow time for the Company to respond in advance of the May 9, 2022, proxy cut-off date. Questions received after that time will not be posted, nor responded to, in advance of the Meeting. Questions may be submitted utilizing the following email address: AGM2022@panamericansilver.com.
We will review the questions received and post appropriate questions, or summaries if multiple, similar questions are received, along with our responses on our website at www.panamericansilver.com/investors/agm2022 once per week on or before the following dates: April 21, April 28, and May 5, 2022.
In addition, the Company will accept written questions during the Meeting via the webcast through our audio webcast provider, Chorus Call, to be addressed after the Meeting. Instructions for submitting questions utilizing the audio webcast will be available on the webcast site shortly before and during the Meeting, and Chorus Call will provide details for technical assistance should help be required. The Company will endeavour to respond to written questions that are received during the Meeting by providing written responses on our website at www.panamericansilver.com/investors/agm2022 on or before May 16, 2022. Time permitting, certain written questions that are received relating to matters that do not pertain to the business of the Meeting may be addressed on the live conference call and audio webcast by management following the conclusion of the business of the Meeting.
With respect to questions received in advance of the Meeting and during the Meeting, only questions that pertain to the business of the Meeting will be posted and responses provided on the website. Questions that are not related to the Meeting, that are inflammatory, abusive, discriminatory, or are otherwise inappropriate in nature, will not be posted. We may summarize or paraphrase questions where we think this would be useful and efficient to other shareholders.
Shareholders may contact us directly at 1-604-684-1175 during business hours if they experience technical difficulties submitting questions via email or locating the questions and answers posted on our website. Technical support for the live conference call and audio webcast will be available immediately prior to and during the conference call and audio webcast by the provider, Chorus Call.
Shareholders are reminded that they can contact the Investor Relations department of the Company throughout the year with questions via email at ir@panamericansilver.com or by calling 1-604-806-3191.
Live audio conference call and audio webcast details:

Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	Via our website at	https://www.panamericansilver.com/investors/events-and-presentations/
	Or directly at	http://services.choruscall.ca/links/panamericansilver20220511.html

ABOUT THE MEETING | Page 7

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
Director Nominees
Eight directors of the Company will be standing for re-election at the Meeting. These directors have been nominated based on the diversity of skills and experience that the Board believes is necessary to effectively fulfill its duties and responsibilities.
Our Policy on Majority Voting
We have adopted a majority voting policy. Under our majority voting policy, any nominee proposed for election as a director must submit his or her resignation if they receive more WITHHELD votes than FOR votes. The policy only applies to uncontested elections of directors – where the number of nominees is the same as the number of directors to be elected.
Within 90 days of the relevant shareholders’ meeting, the Board will determine whether to accept the resignation and issue a press release either announcing the resignation of the director or explaining its reasons for not accepting the resignation. The Board will accept the resignation unless there are exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation under this policy will not participate in any Board or committee meeting at which the resignation is considered.
Nominees for Election as Directors
The term of office of each of the present directors expires at the close of the Meeting. Persons named below will be presented for election at the Meeting as management’s nominees. Unless otherwise instructed, the accompanying form of proxy will be voted FOR management’s nominees.
We do not contemplate that any of these nominees will be unable to serve as a director. If that should occur before the Meeting, the persons named in the proxy reserve the right to vote for another nominee, unless you specify that Shares are to be withheld from voting on the election of directors.
Each director elected at the Meeting will hold office until the close of our next annual meeting of shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia).

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

		MICHAEL CARROLL, 69 Walnut Creek, CA USA Director since January 2, 2011 Director (independent) Principal Occupation: Corporate Director
Mr. Carroll is a Corporate Director. He is a Certified Public Accountant with over 40 years of financial management expertise, primarily with publicly traded mining companies including Homestake Mining Company, Bond International Gold, and Cumberland Resources Ltd.
His professional expertise includes equity and debt financing, mergers and acquisitions, strategic planning, IFRS, GAAP, international tax planning and regulatory reporting.
Mr. Carroll also served as Chair of the Audit Committee and designated financial expert of Centenario Copper Corporation between 2006 until its acquisition in 2009.

SECURITIES HELD	VALUE AS AT MARCH 15, 2022 IN CAD(1)
Shares	42,386			$1,436,885

Meets Share ownership requirement TOTAL CAD				$1,436,885

VOTING RESULTS
2021	FOR:	99.20%	WITHHELD:	0.80%
2020	FOR:	97.38%	WITHHELD:	2.62%
BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE – 2021
Board of Directors				6 of 6
Committees:
Audit (Chair)				5 of 5
Human Resources and Compensation[2]				3 of 3

OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
None
AREAS OF EXPERTISE
Finance
Accounting and Tax

Notes:
(1)Calculated using the closing price of our Shares on the TSX on March 15, 2022 (CAD$33.90)
(2)Mr. Carroll was appointed to the Human Resources and Compensation Committee on May 12, 2021. Since then, he has attended all the meetings of this committee held in 2021. There was a total of five meetings of this committee held in 2021.

		NEIL DE GELDER, 69 Vancouver, BC Canada Director since July 3, 2012 Director (independent) Principal Occupation: Corporate Director
Mr. de Gelder joined Pan American's Board of Directors in 2012. He Chairs the Nominating and Governance Committee, and is a member of the Audit Committee and the Human Resources and Compensation Committee. Mr. de Gelder is Vice-Chair of Stern Partners, a private diversified investment firm based in Vancouver, and an independent director and Chair of the Audit Committee of a NASDAQ-listed media company. Mr. de Gelder was the Executive Vice-President of Stern Partners until the end of 2020. Prior to joining Stern Partners in 2005, he was a senior partner of a major Canadian law firm specializing in mergers and acquisitions, finance, and corporate law. Mr. de Gelder is a past Executive Director of the British Columbia Securities Commission, and has served on a wide variety of corporate, crown, charitable, and advisory boards over the years.

SECURITIES HELD	VALUE AS AT MARCH 15, 2022 IN CAD(1)(2)
Shares	29,982			$1,016,390
Options	12,245			$206,696
Meets Share ownership requirement		TOTAL CAD		$1,223,085

VOTING RESULTS
2021	FOR:	99.09%	WITHHELD:	0.91%
2020	FOR:	85.18%	WITHHELD:	14.82%
BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE – 2021
Board of Directors			6 of 6
Committees:
Audit			4 of 5
Human Resources and Compensation[3]			2 of 3
Nominating and Governance (Chair)			3 of 3
OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
Reservoir Media Inc.
AREAS OF EXPERTISE
Regulatory
Finance

Notes:
(1)Calculated using the closing price of our Shares on the TSX on March 15, 2022 (CAD$33.90).
(2)Option value is calculated by multiplying the difference between the exercise price and the closing price of our Shares on the TSX as set out in note (1) above by the number of Options.
(3)Mr. de Gelder was appointed to the Human Resources and Compensation Committee on May 12, 2021. Since then, he has attended two of the three meetings of this committee held in 2021. There was a total of five meetings of this committee held in 2021.

ABOUT THE MEETING | Page 9

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

CHARLES JEANNES, 63 Reno, NV USA Director since February 22, 2019 Director (independent) Principal Occupation: Corporate Director
Chuck Jeannes is a mining industry veteran with over 30 years of experience. From December 2008 to April 2016, he was President and CEO of Goldcorp Inc., leading the company’s development into one of the world’s largest and most successful gold mining companies with operations and development projects throughout the Americas. Prior to his appointment as President and CEO, he held the role of Executive VP, Corporate Development. Chuck retired from Goldcorp in April 2016 and relocated to Reno, Nevada. Prior to Goldcorp, Chuck held senior positions with Glamis Gold Ltd. and Placer Dome Inc., Mr. Jeannes was a director of Tahoe Resources Inc. until its acquisition by Pan American in February 2019.
Mr. Jeannes holds a B.A. degree from the University of Nevada (1980) and graduated from the University of Arizona College of Law with honors in 1983. He practiced law for 11 years with Woodburn and Wedge in Reno, Nevada, where he focused on mining and natural resources. Mr. Jeannes has broad experience in capital markets, mergers and acquisitions, public and private financing, and international operations.
Mr. Jeannes has received numerous awards including British Columbia CEO of the Year for 2013, Canada’s Most Admired CEO for 2015, 2016 Alumnus of the Year for the University of Nevada and 2015 Alumnus of the Year for the University of Arizona College of Law.
Mr. Jeannes is involved in various philanthropic activities and currently serves as a Trustee of the University of Nevada, Reno Foundation

SECURITIES HELD	VALUE AS AT MARCH 15, 2022 IN CAD(1)(2)
Shares	16,092			$545,519

Meets Share ownership requirement TOTAL CAD				$545,519

VOTING RESULTS
2021	FOR:	99.81%	WITHHELD:	0.19%
2020		97.61%		2.39%
BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE – 2021
Board of Directors				2 of 3
Committees:
Communities and Sustainable Development				2 of 2
Health, Safety and Environment				2 of 2
Health, Safety, Environment and Communities				2 of 2
Human Resources and Compensation (Chair)				5 of 5
OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
Orla Mining Limited
Wheaton Precious Metals Corp.
AREAS OF EXPERTISE
Regulatory
Finance
Corporate and Social Responsibility
Human Resources and Compensation
Notes:
(1)Calculated using the closing price of our Shares on the TSX on March 15, 2022 (CAD$33.90).
(2)Mr. Jeannes holds 43,375 contingent value rights (“CVRs”) that formed part of the consideration to Tahoe Resources Inc. (“Tahoe”) shareholders pursuant to the plan of arrangement which completed on February 22, 2019, in which Pan American acquired all of the issued and outstanding shares of Tahoe. Each CVR entities holders to 0.0497 Shares on the satisfaction of certain payment conditions and have a term of 10 years from the closing date.
(3)On May 12, 2021, the Board replaced the Health, Safety, Environment and Communities Committee with two new committees, namely, the Healthy, Safety and Environment Committee and the Communities and Sustainable Development Committee.

		JENNIFER MAKI, 51 North York, ON Canada Director since May 12, 2021 Director (independent) Principal Occupation: Corporate Director
Ms. Maki, CA/CPA, is an accomplished mining executive and finance expert with strong leadership experience in public mining companies operating in complex international jurisdictions. She is the former Executive Director of Vale Base Metals and CEO Vale Canada and prior to that she held the role of EVP and CFO, Vale Base Metals. Ms. Maki began her professional career in the mining group with PricewaterhouseCoopers. She is presently a Director and Chair of the Audit Committee at Franco-Nevada Corporation, and is a Director and Chair of the Audit Committee at Baytex Energy Corp.
Ms. Maki has a Bachelor of Commerce degree from Queen’s University and holds the ICD.D designation from the Institute of Corporate Directors.
In 2015, Ms. Maki was recognized as one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network.

SECURITIES HELD	VALUE AS AT MARCH 15, 2022 IN CAD(1)
Shares	1,187		$40,239

Meets Share ownership requirement TOTAL CAD			$40,239

VOTING RESULTS
2021	FOR:	98.86%	WITHHELD:	1.14%

BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE – 2021
Board of Directors			2 of 3
Committees:
Audit			3 of 3
Communities and Sustainable Development			2 of 2

OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
Baytex Energy Corp.
Franco-Nevada Corporation
AREAS OF EXPERTISE
Finance
Accounting and Tax

Notes:
(1)Calculated using the closing price of our Shares on the TSX on March 15, 2022 (CAD$33.90).
(2)Ms. Maki was elected to the Board on May 12, 2021. The share ownership requirement of 10,000 shares is not yet applicable.
(3)Since joining the Board, Ms. Maki has attended two of the three meetings of the Board held in 2021 after the AGM..
(4)Ms. Maki has attended all of the Audit Committee meetings and CSD Committee meetings held in 2021 after the AGM.

ABOUT THE MEETING | Page 10

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

		WALTER SEGSWORTH, 73 West Vancouver, BC Canada Director since May 12, 2009 Director (independent) Principal Occupation: Corporate Director
Mr. Segsworth is a Corporate Director with over 50 years of experience in mining in Canada and overseas.
He holds a B.Sc. in Mining Engineering from Michigan Tech.
Mr. Segsworth has served on the Boards of Directors of several mining companies including Westmin Resources, where he was President and CEO, and Homestake Mining Company, where he was President and COO. He was also the former Lead Director of the Board of Alterra Power Corp.
Mr. Segsworth is past Chair of both the Mining Associations of BC and Canada and was named BC’s Mining Person of the year in 1996.

SECURITIES HELD VALUE AS AT MARCH 15, 2022 IN CAD(1)
Shares	28,982			$982,490

Meets Share ownership requirement TOTAL CAD				$982,490

VOTING RESULTS
2021	FOR:	96.41%	WITHHELD:	3.86%
2020	FOR:	92.78%	WITHHELD:	7.22%
BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE – 2021(2)(3)
Board of Directors				6 of 6
Committees:
Health, Safety and Environment (Chair)				2 of 2
Health, Safety, Environment and Communities (Chair)				2 of 2
Human Resources and Compensation				5 of 5
Nominating and Governance				1 of 1
OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
Happy Creek Minerals Limited
Sabina Gold & Silver Corp.
AREAS OF EXPERTISE
Technical
Corporate Social Responsibility
Human Resources and Compensation

Notes:
(1)Calculated using the closing price of our Shares on the TSX on March 15, 2022 (CAD$33.90).
(2)On May 12, 2021, the Board replaced the Health, Safety, Environment and Communities Committee with two new committees, namely, the Healthy, Safety and Environment Committee and the Communities and Sustainable Development Committee.
(3)On May 12, 2021, Mr. Segsworth was appointed to the Nominating & Governance Committee. Since then, he has attended all the meetings of this Committee held in 2021. There was a total of three meetings of this committee held in 2021.

		KATHLEEN SENDALL, 68 Calgary, AB Canada Director since December 16, 2020 Director (independent) Principal Occupation: Corporate Director
Ms. Sendall joined Pan American’s Board of Directors in December 2020. She has more than 30 years of experience in the energy sector. Prior to her retirement, she led Petro Canada’s Natural Gas Business Unit and held other executive positions at the company responsible for exploration and production, marketing, engineering, technology, and product sales. She is currently a director of Enmax Corporation, an electricity utility company owned by the City of Calgary, and a member of the Member Council for Sustainable Development Technology Canada, an independent federal foundation that helps Canadian companies develop and deploy clean energy technology solutions.
Previously, Ms. Sendall served as: a director of CGG, a geophysical services company; Board Chair of Emissions Reduction Alberta, which invests in clean technology solutions in Alberta to reduce greenhouse gas emissions and support economic growth; Vice Chair of Alberta Innovates – Energy and Environment Solutions, the province’s environmental innovation engine; and as the first female Board Chair of the Canadian Association of Petroleum Producers. In addition, she was formerly the President and a director of the Canadian Academy of Engineering.
Ms. Sendall holds a Bachelor of Science (Mechanical Engineering) degree from Queen’s University. She received an Honorary Doctor of Laws Degree from the University of Calgary and was named a Jarislowsky Fellow at the Haskayne School of Business. Ms. Sendall is the recipient of numerous awards, including: the Order of Canada, Queen Elizabeth II Diamond Jubilee Medal, former Lieutenant Colonel of the Department of National Defense, and Fellow of the Canadian Academy of Engineering. She was also named four times as one of Canada's Top 100 Most Powerful Women in the Corporate Executive category and was inducted into Canada's Most Powerful Women Hall of Fame.

SECURITIES HELD VALUE AS AT MARCH 15, 2022(1)
Shares	1,614		$54,715

Meets Share ownership requirement TOTAL CAD			$54,715

VOTING RESULTS
2021	FOR:	99.73%	WITHHELD:	0.27%

BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE – 2021
Board of Directors			5 of 6
Committees:
Communities and Sustainable Development (Chair)			2 of 2
Health, Safety and Environment			2 of 2

OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
None

AREAS OF EXPERTISE
Regulatory
Technical
Corporate Social Responsibility
Human Resources and Compensation
Notes:
(1)Calculated using the closing price of our Shares on the TSX on March 15, 2022 (CAD$33.90).
(2)Ms. Sendall joined the Board in December 2020. The share ownership requirement of 10,000 shares is not yet applicable.held in 2021.

ABOUT THE MEETING | Page 11

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

MICHAEL STEINMANN, 56 North Vancouver, BC Canada Director since January 1, 2016 President, Chief Executive Officer, and Director (non-independent) Principal Occupation: President & CEO of the Company

Mr. Steinmann joined Pan American in 2004 and held progressively senior roles before being promoted to President in 2015 and President and CEO in 2016. He has also been a director of the Company since 2016 and is a member of the Communities & Sustainable Development and the Health, Safety & Environment Committees.
Mr. Steinmann has over 25 years of experience in the base and precious metals industry. He holds a Ph.D. in Natural Science (Geology) from the Swiss Federal Institute of Technology (ETHZ), a M.Sc. in Geology from the University of Zurich, and a Degree in Corporate Finance from Escuela Superior de Administración y Negocios, Lima.
Mr. Steinmann has extensive experience throughout South America in mine operations and project development, having participated in numerous mine construction projects from exploration and feasibility studies, through start-up and into continuous operation. He is also experienced in corporate M&A and has been involved in many capital market transactions, including placements of equity and debt, as well as numerous other exploration and business development initiatives. Mr. Steinmann is past President of the Silver Institute, a non-profit international industry association that aims to increase public understanding of the many uses and values of silver.

SECURITIES HELD	VALUE AS AT MARCH 15, 2022 IN CAD(1)(2)(3)
Shares	108,653			$3,683,337
Options	0			0
PSUs	101,243			$3,432,138
RSUs	36,323			$1,231,350
Share ownership requirement – N/A(4)			TOTAL CAD	$4,663,487

VOTING RESULTS
2021	FOR:	99.80%	WITHHELD:	0.20%
2020	FOR:	97.38%	WITHHELD:	2.62%
BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE – 2021(5)
Board of Directors				6 of 6
Committees:
Communities and Sustainable Development				2 of 2
Health, Safety and Environment				2 of 2
Health, Safety, Environment and Communities				2 of 2
OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
Lumina Gold Corp. (formerly Odin Mining & Exploration Ltd.)

AREAS OF EXPERTISE
Regulatory
Finance
Technical
Corporate Social Responsibility

Notes:
(1)Calculated using the closing price of our Shares on the TSX on March 15, 2022 (CAD$33.90).
(2)Option value is calculated by multiplying the difference between the exercise price and the closing price of our Shares on the TSX as set out in note (1) above by the number of Options.
(3)Assuming all RSUs and PSUs had vested as of March 15, 2022, with a TSR for the PSUs at 100% and the closing price of our Shares on the TSX as set out in note (1) above.
(4)The share ownership requirement is only applicable to non-executive directors.
(5)On May 12, 2021, the Board replaced the Health, Safety, Environment and Communities Committee with two new committees, namely, the Healthy, Safety and Environment Committee and the Communities and Sustainable Development Committee.

		GILLIAN WINCKLER, 59 Vancouver, BC Canada Director since May 11, 2016 Chair (independent) Principal Occupation: Corporate Director
Ms. Winckler is a former mining and business executive with over 25 years of diversified experience in the metals and mining industry and the financial sector.
Ms. Winckler spent 16 years with BHP Billiton in London, England and Vancouver, Canada where she was involved with corporate and divisional strategy, mergers and acquisitions, divestments, exploration as well as project evaluation and development. Upon leaving the company she joined Coalspur Limited, a thermal coal development company listed in Canada and Australia as the CEO and President. Ms. Winckler held this position, as well as CFO for a brief period, for three years until the company was acquired in June 2015. Ms. Winckler currently serves as a director and member of the audit committee of two other publicly listed companies.
Prior to the mining industry, Ms. Winckler spent five years as a corporate financier in South Africa and London and five years in the auditing profession.
Ms. Winckler is a Chartered Accountant (South Africa), with a BSc and BComm (Hons) obtained in South Africa. Her professional expertise includes mergers and acquisitions, strategic planning, IFRS, GAAP, risk management, regulatory reporting and environment, social and governance matters. Ms. Winckler has attained the ESG Competent Boards Certificate and Designation 2021 (GCB.D)

SECURITIES HELD	VALUE AS AT MARCH 15, 2022 IN CAD(1)
Shares	19,203			$650,982

Meets Share ownership requirement			TOTAL CAD	$650,982

VOTING RESULTS
2021	FOR:	98.88%	WITHHELD:	1.12%
2020	FOR:	99.16%	WITHHELD:	0.84%
BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE – 2021(2)
Board of Directors				6 of 6
Committees:
Audit				2 of 2
Human Resources and Compensation				2 of 2
Nominating and Governance				3 of 3
OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
FLSmidth & Co. A/S
West Fraser Timber Co. Ltd.
AREAS OF EXPERTISE
Regulatory
Finance
Accounting and Tax
Corporate Social Responsibility
Human Resources and Compensation
Notes:
(1)Calculated using the closing price of our Shares on the TSX on March 15, 2022 (CAD$33.90).
(2)On May 12, 2021, Ms. Winckler was appointed Chair of the Board and stepped down as a member of the Audit Committee and the Human Resources and Compensation Committee. There was a total of five meetings of the Audit Committee and a total of five meetings of the Human Resources and Compensation Committee held in 2021. Ms. Winckler is a member of the Nominating & Governance Committees.

ABOUT THE MEETING | Page 12

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
The municipality and province or state of residence, principal occupation and business or employment of each director has been furnished by the individual nominees. The number of Shares, options (“Options”), restricted share units (“RSUs”) and performance share units (“PSUs”) beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table has been obtained from publicly available insider reporting as at March 15, 2022, or has been provided by individual nominees.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
From May 2010 to April 2018, Ms. Sendall was a board member of CGG SA, a French company listed at the time on the New York Stock Exchange and Euronext Paris. On June 15, 2017, following the execution of legally binding agreements in support of the terms of the agreement-in-principle with its key financial creditors, CGG SA began legal processes to implement a comprehensive pre-arranged restructuring, with the opening of a Safeguard proceeding in France and Chapter 11 and Chapter 15 filings in the U.S.  The restructuring plan was approved by both the Paris Commercial Court and the New York Bankruptcy Court. The implementation of the financial restructuring plan was finalized in February 2018.
Other than as noted above, in the last 10 years, none of the proposed directors is, or has been a director or executive officer of any company (including ours) that has (while, or within a year of, acting in that capacity), or in their personal capacity:
•become bankrupt,
•made a proposal under any legislation relating to bankruptcy or insolvency,
•been subject to or instituted any proceedings, arrangement of compromise with creditors, or
•had a receiver, receiver manager or trustee appointed to hold its assets, or the assets of the nominated director.
None of the proposed directors is, or has been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to:
•a cease trade order,
•an order similar to a cease trade order, or
•an order that denied the relevant company access to any exemption under securities legislation, that was issued while the proposed director was acting in such capacity, or that was issued after the proposed director was no longer acting in such capacity, and which resulted from an event that occurred while that person was acting in that capacity.
As at the date of this Circular and within the past 10 years, none of the proposed directors has been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority or other regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
About the Auditor

Deloitte LLP has been our auditor since October 26, 1993. The auditor conducts the annual audit of our financial statements, provides audit-related, tax and other services, and reports to the Audit Committee of the Board. Unless otherwise instructed, the management proxyholders appointed pursuant to the accompanying form of proxy will vote FOR the resolution appointing Deloitte LLP as our auditor to hold office until our 2023 annual meeting of shareholders and FOR authorizing the Board to fix the auditor’s pay.
At last year’s annual general and special meeting, 96.24% of the votes were cast in favour to appoint Deloitte LLP as Pan American’s auditor and 3.76% of votes were cast withheld.

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
Auditor’s Fees
The following table shows the fees earned by Deloitte LLP for services in 2021 and 2020(1):

	Year ended December 31, 2021 ($)	Year ended December 31, 2020($)
Audit Fees(2)	2,394,100	2,497,000
Audit-Related Fees(3)	243,400	34,400
Tax-Related Fees(4)	31,300	1,600
Other Fees	Nil	Nil
Total:	2,668,800	2,533,000

Notes:
(1)The Audit Committee approved all audit and non-audit services provided to us by Deloitte LLP in 2021 and 2020.
(2)Audit Fees are comprised of audit and interim reviews.
(3)Audit-Related Fees in both 2021 and 2020 are comprised of assurance and related services that are related to audit or review services and include amounts with respect to the Company’s Canadian Public Accountability Board fees that are remitted by Deloitte on behalf of the Company.
(4)Tax-Related Fees are comprised primarily of advisory and compliance services.
Advisory ‘Say on Pay’ Resolution
You will have the opportunity to vote on our approach to executive compensation at the Meeting. Since the resolution is advisory in nature, it will not be binding. However, we, together with the Human Resources and Compensation Committee (the “HRC Committee”), will consider the outcome of the vote as part of our ongoing review of executive compensation and, in the event that a significant number of shareholders oppose the resolution, consider our approach to executive compensation in the context of those concerns. For information on our approach to executive compensation, see “Executive Compensation” beginning on page 28. Unless otherwise instructed, management proxyholders appointed pursuant to the accompanying form of proxy will vote FOR this ordinary resolution.

The full text of the advisory resolution on our approach to executive compensation is as follows:
Be it resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in Pan American’s Circular for the annual general and special meeting of shareholders of Pan American held on Wednesday, May 11, 2022.
The complete voting results will be filed under Pan American’s profile on SEDAR (www.sedar.com).
At last year’s annual general and special meeting, 96.27% of the votes were cast in favour of our approach to executive compensation and 3.73% of votes were cast against.

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Governance

GOVERNANCE | Page 15

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
Corporate Governance Overview
The Board believes that good corporate governance is important to our effective performance and plays a significant role in protecting our shareholders’ interests and maximizing shareholder value.
Guidelines for effective corporate governance of listed companies are established by a number of sources, including:
•National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101” or the “Corporate Governance Disclosure Rules”);
•National Instrument 58-201 – Corporate Governance Guidelines;
•Sarbanes-Oxley Act of 2002;
•Corporate governance requirements of the Nasdaq Stock Market (the “Nasdaq Rules”); and
•Toronto Stock Exchange (the “TSX”) corporate governance requirements.
The Board is of the view that our system of corporate governance meets or exceeds these guidelines.
Our goal is to continuously improve and enhance our corporate governance standards and best practices, including in respect of matters directly related to the Meeting. Since 2010 we have presented a “say on pay” resolution at each annual meeting of our shareholders. We adopted a majority voting policy on the election of directors in 2011. In 2015, the Board also approved a board and senior management diversity policy (the “Board Diversity Policy”) that recognizes the importance of diversity, including gender diversity, on our Board and amongst our senior management team. In 2020, the Board also approved an organization-wide Inclusion and Diversity Policy (the “Inclusion and Diversity Policy”) and consequential amendments were made to the Board Diversity Policy. In March 2022, the Board approved revisions to the Board Diversity Policy to include establishing the Company’s objective to maintain representation by women on the Board of at least 30%.
For more details with respect to our approach to inclusion and diversity and related objectives, please refer to the more detailed discussion under the headings “Diversity” and “Board and Senior Management Diversity” on pages 19 and 20 of this Circular.
In addition to the discussions here and in the below section “Ethical and Responsible Business Conduct” relating to governance, our overall corporate governance practices are outlined in Appendix A to this Circular in accordance with NI 58-101.
Ethical and Responsible Business Conduct
We are committed to operating our business in accordance with the highest standards of governance and ethics, and the principles of sustainable development. Safe production, the environmentally sound development and operation of assets, and fostering positive long-term relationships with employees, shareholders, communities, Indigenous Peoples, and local governments are fundamental to our strategy.
Our Global Code of Ethical Conduct (the “Code”) was first established in 2003 and is reviewed annually by the Nominating & Governance Committee (the “N&G Committee”) and, if necessary, updated to ensure it remains comprehensive and that we are current with evolving governance and ethics practices. The Code was last updated and approved by the Board in March 2017. The Code is designed to deter wrong-doing, promote honest and ethical conduct, and require full, accurate, and timely disclosure.
The Code applies to all of our directors, officers and employees. A copy of the Code is available on our website at: www.panamericansilver.com.
In addition to the Code, we have adopted a number of board-level corporate policies and other guidelines that formalize how we must conduct our business, interact with stakeholders and others, and provide a framework for ethical and responsible business practices. Pursuant to these policies and guidelines, we work toward operating ethically, practicing environmental stewardship, community engagement and development, and providing a safe, healthy, respectful and open and inclusive workplace for our employees. These policies include our:
•Global Anti-Corruption Policy (the “Anti-Corruption Policy”);
•Gifts and Hospitality Guidelines;
•Social Sustainability Policy (the “Social Sustainability Policy”);
•Environmental Policy (the “Environmental Policy”);
•Inclusion and Diversity Policy;
•Global Human Rights Policy (the “Human Rights Policy”); and
•Supplier Code of Conduct (the “Supplier Code of Conduct”).

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We adopted the Social Sustainability Policy in November 2021, which replaced the existing Corporate Social Responsibility Policy. The Social Sustainability Policy provides guidelines in fostering positive relationships with communities of interest through transparent communication and ethical and sustainable business practices during exploration, design, construction, operation, closure, and post-closure of our mines. In addition, the Environmental Policy was updated in March 2021 to include guidelines in managing risks related to, among other things, climate change, energy, water, biodiversity, air quality, and cultural heritage. In 2019, we adopted the Human Rights Policy and the Supplier Code of Conduct. Our Human Rights Policy is based on the three pillars of the United Nations Guiding Principles on Business and Human Rights, the OECD Guidelines for Multinational Enterprises and the Voluntary Principles on Security and Human Rights. This policy consolidates several of our existing objectives in the areas of environment, labour, diversity and social responsibility. It formalizes our approach to fostering a positive human rights culture throughout our organization and our work to prevent, minimize or mitigate adverse impacts from our activities on our communities, workforce, and other stakeholders. Our Supplier Code of Conduct provides guidelines to our suppliers with respect to our expectations of their ethical business conduct and compliance with our policies and applicable laws. Together, these policies and guidelines promote integrity, accountability and transparency throughout the Company, and also help ensure that we are compliant with legal and regulatory requirements and align with industry best practices.
We continue to implement the Towards Sustainable Mining (“TSM”) protocols and frameworks of the Mining Association of Canada, a world class management standard designed to enhance our community engagement processes, drive industry-leading environmental practices and reinforce our commitment to the safety and health of our employees and surrounding communities. By implementing TSM at our operations within and outside of Canada, we are voluntarily exceeding MAC’s membership requirements and setting a consistently high performance standard across all of our operating jurisdictions. In 2021, we achieved Level A for all TSM protocols at all operations, other than the Safety protocol at Huaron, San Vicente, La Colorada and Morococha where we had fatal accidents, and the Tailings Management protocol at Morococha, Huaron and Timmins due to management system improvements that are in progress.
As part of our commitment to driving global sustainable development and contributing to the United Nations Sustainable Development Goals, in 2020, we became signatories to the United Nations Global Compact and formed a high-level and multidisciplinary group at the Company to guide the implementation and communication of our progress in the Ten Principles established in the UN Global Compact. In 2021, we published our first annual United Nations Global Compact Communication on Progress, which describes our actions to continually improve the integration of the United Nations Global Compact and its principles into our business strategy, culture and daily operations.
Our corporate environmental, social and governance (“ESG”) performance goals are set in collaboration with our operations teams. On an annual basis, these teams conduct an extensive process of setting ESG performance goals for their operation. We have also developed a set of ESG Performance Indicators to measure and monitor performance on key social and environmental activities at our operations. Our social performance indicators cover social risk management, grievance management and community investment. Additionally, we have developed social performance indicators focused on security and human rights standards that measure our progress on implementing the Voluntary Principles on Security and Human Rights, as well as indicators that measure the advancement of our programs focused on inclusion and diversity, bias, racism, and behavioural matters. Our environmental performance indicators cover environmental incidents, audits, water, energy and greenhouse gas emissions, and implementation of the TSM program.
We are aware that our business is in many ways dependent on various stakeholders, and we view establishing relationships of mutual trust and respect as important. We report annually on our sustainability performance in accordance with the Global Reporting Initiative Standards and have begun to align our reporting with the Sustainability Accounting Standards Board and the Financial Stability Board’s Taskforce on Climate-related Financial Disclosures (“TCFD”) reporting frameworks. We recognize that climate change is a threat to the global environment, society, our stakeholders and our business. In 2021, we are released our first reporting under the TCFD framework. We will also continue to report on our emissions, targeted emission reductions, climate risks and other climate-related actions in our annual sustainability reports. Our current report for the year-ended 2020 is available on Pan American’s website at www.panamericansilver.com, and the upcoming 2021 Sustainability Report is expected to be posted to our website in the second quarter of 2022.
Since September 2020, we have held our Responsible Investor conference call and webcast annually in order to share details relating to our ESG values, practices and performance, and to encourage engagement between our stakeholders, including shareholders, and our management team and Board. We intend to continue with such engagement opportunities going forward, which will supplement the various meetings that our management team has with investors, presentations at industry events, and investor participation in our quarterly results conference calls and webcasts.
We have adopted formal policies, procedures, and industry best practices to manage our impacts and contribute to the social and economic development of local communities. In 2021, we established the Communities and Sustainable Development Committee of the Board in order to increase our focus on ESG matters. We recognize and respect the rights, cultures, heritage and interests of Indigenous peoples. We are committed to building and maintaining positive relationships with Indigenous groups through on-going

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engagement, and identification of mutually beneficial opportunities. We continue to invest in social initiatives, including education, health and economic development projects, with the intention to provide lasting benefits to host communities. In 2021, we also completed the first module of our Building Respect Together program for our employees. The “Building Respect Together” program is aimed at fostering a respectful, safe and inclusive work environment at Pan American.
Our social management framework provides a consistent methodology for measuring and tracking social impacts and sustainability performance across our mines, while offering the flexibility needed to tailor our approach to the circumstances of each operation. Our sustainability audits cover human rights, labour, security and social practices. The sustainability audit framework is based on the ISO 26000 guidance standard on social responsibility and is regularly updated to reflect international best practice and standards, such as the TSM Aboriginal and Community Outreach Protocol, the United Nations Guiding Principles on Business and Human Right, UNICEF Canada’s Child Rights and Security Checklist, the Voluntary Principles on Security and Human Rights, and the International Labour Organisation’s Guide for Enterprise Diagnostics. During 2020, we conducted a social audit of the Manantial Espejo operation in Argentina, and in 2021 we completed sustainability audits at the San Vicente, Huaron, Morococha, Shahuindo, La Arena, La Colorada and Dolores mines.
We also took additional steps to align with international human rights best practices and launched a gap assessment of our security practices against the requirements of the Voluntary Principles on Security and Human Rights and UNICEF’s Child Rights and Security Checklist at two of our three operations with armed security forces: La Colorada in Mexico and Escobal in Guatemala. In 2020, we completed the final assessment at Dolores in Mexico. In 2021, we completed the implementation of the Voluntary Principles on Security and Human Rights at all of our mines except for Dolores, which is significantly advanced. The full implementation of the UNICEF Childs Rights and Security Checklist was completed for all operations by the end of 2021. In addition to this, we also implemented the World Gold Council’s Conflict Free Standard at all of our sites in 2021.
During 2020, we developed our Security and Human Rights Standard, which is aligned with the Voluntary Principles on Security and Human Rights and incorporates UNICEF Canada’s Child Rights and Security Checklist and the World Gold Council Conflict-Free Gold Standard. Our standard has three components: a security and human rights risk assessment and register; an implementation toolkit for security providers; and guidance on managing relationships with public security providers. As part of our efforts to implement these standards throughout the Company, we provided training to the Board, officers, executives, and all senior management in 2021 on the Voluntary Principles on Security and Human Rights and how they integrate into our security practices with additional training on understanding local cultures, rule of law, dialogue, and peace building.
We have multiple reporting channels in place to encourage the reporting of violations, or suspected violations, of the Code, the Anti-Corruption Policy, the Social Sustainability Policy, or other policies of the Company. These include reporting through management, reporting by mail or email to the Audit Committee Chair with respect to financial matters, and reporting via a telephone hotline or online portal operated by a secure, independent third-party service provider.
The N&G Committee and the Audit Committee monitor compliance with the Code and the Board is responsible for granting any waivers from the Code. We will disclose any waivers from the requirements of the Code granted to our directors or executive officers in the next quarterly report following a waiver. There were no such waivers of the Code during 2021.
We have been supporting our local communities in many ways during the COVID-19 pandemic, including the donation of food and hygiene supplies, contributing to a new vaccination clinic in Peru, facilitating access to health care and education, and supporting employee mental health. We committed our support to UNICEF Canada's “Give A Vax” campaign, aimed at distributing COVID-19 vaccines to low and middle income countries by the end of 2021.
About the Board
The Board has overall responsibility for corporate governance matters through:
•developing and approving corporate policies and guidelines;
•assisting in the definition of corporate objectives and assessing key plans; and
•evaluating our performance on a regular basis.
Among other things, the Board is guided by legislative and other governance standards, as well as stock exchange rules and industry best practices. The Board has developed a mandate that sets out written terms of reference for the Board’s authority, responsibility, and function. This mandate is reviewed and is revised regularly, most recently being updated in 2021. The Board, as a whole or through its committees, periodically reviews and assesses our policies and guidelines, as well as our governance practices, to ensure they are appropriate and current. The full text of the Mandate of the Board of Directors is included in Appendix B and can be found on our website at: www.panamericansilver.com.
The Board is comprised of individuals of the highest integrity, each of whom has the knowledge and skill necessary to contribute

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effectively to the oversight and guidance of Pan American. The Board has a majority of independent directors. Independence is in part a legal and regulatory construct but is also evaluated on the basis that such directors are able to act objectively and in an unfettered manner, free from material relationships with us.
The Board currently has five committees that each play a role in our business:
•Audit Committee;
•Communities and Sustainable Development Committee (“CSD Committee”);
•Health, Safety and Environment Committee (“HSE Committee”);
•HRC Committee; and
•N&G Committee.
Each committee acts on issues that fall within its purview, and on matters that overlap between committees and ultimately may involve the Board as a whole. The Board has developed charters for each of its committees which establish their specific roles and responsibilities. It has also adopted governance guidelines for certain of its committees. Committee members are appointed annually following our annual general and special meeting of shareholders.
In fulfilling its governance responsibilities, the Board has delegated significant responsibility for corporate governance matters to the N&G Committee. The N&G Committee is responsible for developing and implementing governance best practices and works closely with our General Counsel and our Corporate Secretary to ensure that the N&G Committee is aware of developments and emerging trends in corporate governance. The N&G Committee regularly reports, advises and makes recommendations on governance related matters to the Board. See page 25 for a more detailed description of the N&G Committee’s composition, function, and responsibilities.
In addition, the Board relies on management to ensure we are conducting our everyday business to the appropriate standards and also providing regular, forthright reports to the Board and its committees. The Company is not indebted to any of its directors.
The Board works with management to develop our strategic direction, including matters relating to the long-range strategic plan, budgets, financial plans and strategies, and corporate opportunities, as well as identifying strategic risks. The Board and management regularly discuss strategic issues at quarterly Board meetings and as needed throughout the year.
Composition of the Board and Independence
The Board currently consists of eight directors, seven of whom, Messrs. Carroll, de Gelder, Jeannes, Segsworth and Mmes. Maki, Sendall and Winckler (Chair), qualify as independent directors under the Corporate Governance Disclosure Rules and the Nasdaq Rules. They are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in our best interests. Mr. Steinmann is not independent due to his current position as our Chief Executive Officer. The Board is currently 88% independent. If all the nominees are elected to the Board, the Board will continue to be 88% independent immediately following the Meeting. None of the Board nominees have a familial relationship with another nominee or with any senior management of the Company.
Diversity
Our operations span North and South America, and this geographic breadth is further complemented by our regional and local diversity. As such, we benefit from a multi-faceted and multi-cultural work force that brings a wide array of experience, knowledge, background, culture and heritage to our business. To us, diversity reflects all of the varied characteristics that make individuals unique from one another, whether that be gender, ethnicity, age, race, religion, disability, cultural and socio-economic background, nationality, sexual orientation, language, educational background, or expertise. Diversity encourages varied perspectives and an enhanced ability to critically evaluate how we operate our Company and interact with our various stakeholders. Awareness and promotion of diversity also fosters an inclusive work environment where individuals are treated fairly and with respect and are given equal opportunity to develop and advance. These attributes also assist us in integrating international business standards and practices into all of our operations, while being mindful of regional and local norms. In an ever-changing global environment, we believe that the benefits from diversity and inclusion are key components in our long-term success.
In 2020, we adopted our Inclusion and Diversity Policy that is applicable across our entire organization. Among others, this policy sets out our commitment to providing a respectful, safe and healthy work environment free from all forms of violence, harassment, intimidation, racism and discrimination, and a workplace where all individuals feel safe, valued, welcomed, and supported in achieving their full potential. The Inclusion and Diversity Policy also recognizes the importance of addressing and alleviating racism, including systemic racism, wherever it may exist. We joined the BlackNorth Initiative in June 2020 as part of our ongoing commitment to inclusion and diversity and to support the fight against racism.
While gender is only one aspect of diversity, it is a significant area of focus for us. In the jurisdictions in which we operate, mining has

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historically been considered an industry with few opportunities for women for a variety of reasons. Among other consequences, the mining industry has not been regarded as an attractive career choice for women, and this further perpetuates the traditionally low representation of female employees and leaders. We are actively trying to change that dynamic in our own business. For example, we have increased our emphasis on the recruitment and promotion of women and are encouraging more female employees to participate in our mentoring and leadership development programs. Perhaps even more importantly, we are looking for opportunities to enhance awareness of diversity issues and to create a positive environment for change throughout our organization. We have established an internal diversity and inclusion working group at our corporate office to help us with this task. We are also keenly aware that our ability to attract highly qualified female candidates in the future is, at least in part, dependent on increasing gender representation in career fields relating to our business. As such, we also support a number of external programs that seek to inspire women to enter and stay in science and mining related careers, that promote women in mining and, more generally, that champion women in leadership. For example, in 2021, we established the Pan American Silver Equity, Diversity and Inclusion Award in Science at the University of British Columbia. Gender diversity objectives form part of our Annual Incentive Plan goals each year.
Board and Senior Management Diversity
We consider it important to have diversity amongst our Board and senior management team, and we have therefore adopted our Board Diversity Policy to reinforce this commitment, which was most recently revised in March 2022. The Board Diversity Policy works in parallel with the Inclusion and Diversity Policy that is applicable broadly across the organization.
The Board Diversity Policy provides a basic framework within which the Company will consider the principle of diversity, referring to those varied characteristics that make individuals unique from one another, when recruiting, developing and appointing our Board members and our senior management team, with the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company. While recruitment, development and appointments for the Board and our senior management team will be primarily merit-based in order to ensure that their composition will ultimately reflect the particular skills, knowledge and experience that are required to effectively run our business, due consideration will also be given to the present level of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity might have on our business. Gender diversity will be accorded particular attention when considering Board and senior management appointments with a view to increasing the representation of women amongst the Company’s leadership.
The N&G Committee will have the most direct impact on developing diversity amongst Board members as a result of its oversight responsibilities on Board composition and function, and with regard to the nomination of candidates to fill Board vacancies. Similarly, the Chief Executive Officer, together with the HRC Committee, manage the succession planning process and make recommendations to the Board for the appointment of the Company’s senior management team. As such, the N&G Committee, the CEO and the HRC Committee are in unique positions to encourage diversity by recognizing diversity, in particular gender diversity, as an important factor when fulfilling their responsibilities with respect to nominating, recruiting, hiring, and promoting persons for the Board and senior management. Under both the N&G Committee Charter and the Mandate of the CEO, diversity has been specifically identified as a key consideration in the recommendation of new nominees to the Board and in the recruitment and development of individuals for senior management positions.
In March 2022, we formally set a target for the Company to maintain representation by women on the Board of at least 30%. We currently have three Board members who are women, representing 38% of our Board. Four of our vice presidents and three of our director-level members of corporate management are women. One of our officers is a woman, but we do not have any executive officers who are female. We have included specific requirements relating to gender in our candidate searches and will actively pursue diversity, and in particular gender diversity, in future recruitment processes and nominations. We believe that the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company is achievable.
The N&G Committee considers gender and other diversity regularly and reports to the Board annually on the Company’s advances with respect to the Board Diversity Policy. In connection with this review, the N&G Committee will consider the effectiveness of the Company’s approach to diversity and will recommend to the Board any changes that it considers appropriate.
The following board diversity matrix provides the demographic composition of our Board as disclosed by its members:

Board Diversity Matrix as of March 21, 2022
Country of Principal Executive Offices:	Canada
Foreign Private Issuer listed on NASDAQ	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

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Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	5	-	-
Part II: Demographic Background
Underrepresented Individual[1] in Home Country Jurisdiction				-
LGBTQ+[2]				-
Did Not Disclose Demographic Background				1

Notes:
(1)A person who self-identifies as an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious, or linguistic identity in the country of the Foreign Issuer’s principal executive offices (as reported on the Foreign Issuer’s Forms F-1, 10-K, 20-F or 40-F).
(2)A person who identifies as any of the following: lesbian, gay, bisexual, transgender or as a member of the queer community.
Our Board Diversity Policy and our Inclusion and Diversity Policy are both available on our website at: www.panamericansilver.com.
In-Camera Meetings
The independent members of the Board meet without the non-independent directors and management at all Board meetings. These in-camera meetings are led by the Chair or another independent Board member should the Chair not be in attendance. In addition, the Audit Committee holds in-camera sessions with our auditors or amongst themselves at each meeting. The HRC Committee holds in-camera sessions amongst themselves or with its compensation consultant at each meeting, and other committees of the Board also hold in-camera sessions as and when required.
Board Skills Matrix
As part of our ongoing efforts to ensure we have the appropriate combination of skills and experience on our Board, the N&G Committee has developed a skills matrix and identified the various areas of expertise that they considered necessary to provide effective stewardship for our Company. The N&G Committee asked each director nominee to consider the various areas of expertise identified below and identify whether they considered themselves to have these skills as core competencies, ancillary competencies, or that it was not within their particular area of expertise.
The following skills matrix indicates the number of director nominees who have expertise and ancillary competencies in the identified areas, and is representative of the diverse skills and experience of our director nominees:

Areas of Expertise		Core Competencies	Ancillary Competencies
Regulatory	Legal – corporate/ commercial	3	3
	Governance and regulatory compliance	2	5
	Government relations	3	4
	Stakeholders/ investor relations	4	3
Finance	Capital markets	4	3
	Risk management	2	4
	M&A and corporate finance	6	2
	International business experience	6	2
Accounting and Tax	Financial literacy	3	5
	Tax	3	1
Technical	Mining operations - underground	2	2
	Mining operations – open pit	1	3
	Project management / development/ construction	2	3
	Exploration	1	4
	Geology	1	4
Corporate Social Responsibility	Environment and sustainability	4	2
	Health and safety	4	1
	Social license	3	4
Human Resources and Compensation	Strategic leadership	4	4
	Human resources	4	3
	Compensation	4	4

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Board Education
We recognize the importance of ongoing director education and the need for directors to have a current and detailed understanding of their duties and responsibilities as directors, as well as emerging trends in the mining industry and in the regulatory and governance areas.
In addition to the wide range of information provided to the Board at scheduled meetings, senior management also provides periodic presentations to the Board on specific aspects of our business or industry that are deemed particularly relevant or important, or on topics that we or the Board considers to be beneficial. In some cases, external advisors or consultants are invited to address the Board. The Board and senior management participated in two cyber-security educational sessions in 2021, both were presented at our offices including one session that was led by a very well-known third-party governance advisor. Our Board members are invited to attend all meetings of the Board Committees, regardless of whether they are members of those particular Committees, and they are also encouraged to attend seminars, conferences and professional development events. Due to COVID-19, a number of our directors reported completing virtual training sessions and seminars during the year, including on such matters as ESG, diversity, and tailings management, and several of our Board members also attended industry conferences, such as the Denver Gold Forum, BMO Global Mining Conference, and KPMG Mining Executive and Director Forum, as well as events of the Institute of Corporate Directors. The Chair of the Board, Ms. Winckler, earned her ESG Competent Boards Certificate and Designation 2021 (GCB.D) in 2021.
Visits to our mines and development sites are also important educational opportunities. Directors have been and will continue to be given tours of our operations to give the directors additional insight into our business and to encourage interaction with our local management and personnel. In 2021, six of our directors visited the operations at Timmins and four of our directors visited the operations at La Colorada and Dolores. All Board members are provided with detailed monthly management reports regarding our business and operations.
In addition to the foregoing, our General Counsel and the Corporate Secretary, in conjunction with the N&G Committee, have the responsibility of updating the Board members on new and evolving corporate governance developments applicable to directors of public companies with respect to their conduct, duties and responsibilities. We also provide our Board with updates on regulatory, industry and political developments that could affect our business. Educational reading materials on matters of significance to us and the mining industry are provided to the Board periodically.
Board Committees
The Board currently has five committees, as described below. The full charter of each committee can be found on our website at: www.panamericansilver.com. On May 12, 2021, the Board replaced the former Health, Safety, Environment and Communities Committee with two new committees, namely, the HSE Committee and the CSD Committee, in order to increase our focus on ESG matters. Together, the CSD Committee, the HSE Committee and the N&G Committee oversee our ESG strategy.
Audit Committee
The Audit Committee is currently composed of three directors, each of whom is an independent director for the purposes of the Corporate Governance Disclosure Rules and all of whom are independent directors for purposes of the Nasdaq Rules and as required by the Audit Committee Charter. The Audit Committee holds in-camera sessions without management present at each meeting.
The chair of the Audit Committee is Mr. Carroll.
All members of the Audit Committee are financially literate – they have the ability to read and understand a company’s financial statements, including its balance sheet, income statement and cash flow statement. Mr. Carroll is a Certified Public Accountant with over 40 years of financial management experience, including mostly with publicly listed mining companies. He previously served as chair of the audit committee and was the designated financial expert of Centenario Copper Corporation between 2006 and 2009. He has the requisite education and professional experience in accounting to meet the criteria of an “audit committee financial expert” under the Sarbanes-Oxley Act of 2002. Ms. Maki, also a member of the Audit Committee, is similarly considered an audit committee financial expert based on her professional experience and education.
The Audit Committee assists the Board in its oversight functions as they relate to the integrity of our financial statements and accounting processes, and to the independent auditor qualifications and independence. In this regard, the Audit Committee has primary responsibility for our financial reporting, accounting systems and internal controls. The Audit Committee Charter was updated in May 2021.
The Audit Committee’s primary areas of responsibility include:
•review of public filings, in particular with respect of financial information contained therein;

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•review our policies and business practices in respect of financial and accounting matters, including related-party transactions, financial controls and management reporting;
•review and approve matters relating to and reports from external auditors;
•in consultation with the external auditor, review the integrity of our financial reporting process and internal control structure;
•review internal audit findings and matters relating to internal audit function and procedures;
•review and approve our financial risk management programs, including our hedging programs; and
•review matters relating to ethical and legal compliance in respect of our financial matters and review major financial audit and accounting related risks, including information security and cyber risks.
The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditor, as it determines necessary to carry out its duties. We will pay the costs of such advisors. The Audit Committee also has oversight responsibility for our internal audit group and function, and reviews and assesses internal audit findings. Additional information relating to the Audit Committee is contained in our Annual Information Form for the year ended December 31, 2021, under the heading “Audit Committee” and in Appendix A thereto.
The Audit Committee has prohibited the use of our independent auditor for the following non-audit services:
•bookkeeping or other services related to our accounting records or financial statements;
•financial information systems design and implementation, except for services provided in connection with the assessment, design and implementation of internal account controls and risk management controls;
•appraisal or valuation services, fairness opinions or contribution-in-kind reports, where the results of any valuation or appraisal would be material to our financial statements or where the accounting firm providing the appraisal, valuation, opinion or report would audit the results;
•actuarial services;
•internal audit outsourcing services;
•management functions or human resources functions;
•broker-dealer, investment advisor or investment banking services;
•legal services; and
•expert services unrelated to audits.
Communities and Sustainable Development Committee
The CSD Committee is currently composed of four directors, three of whom are independent and one of whom is an executive member of the Board, Mr. Steinmann.
The chair of the CSD Committee is Ms. Sendall.
The main purpose of the CSD Committee is to provide oversight and guidance with respect to:
•matters in connection with the continued development and adoption of sustainable and socially responsible business practices and standards, including with respect to communities of interest;
•our practices and performance with respect to community and sustainability matters, including, but not limited to, engagement and relationships with, and impacts on, communities of interest and Indigenous peoples, human rights, government relations, and our philanthropic initiatives and activities;
•in conjunction with other Board committees, the development of our approach to ESG matters and policies, and making recommendations to the Board in respect thereof; and
•our reporting standards, communications and disclosure of community, sustainability and ESG performance.
The CSD Committee’s primary areas of responsibility include:
•review and provide guidance with respect to, the development of our goals, policies, and programs as they relate to communities, sustainable development, and social matters,
•provide oversight with respect to management’s review and evaluation of our sustainability, community, and corporate social responsibility related activities,

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•review and approve annual targets determined by management with reference to our goals, policies and programs regarding communities, sustainable development, and social matters,
•review reports from management with respect to audits of our social and sustainability programs and activities,
•review reports by management on any significant social and community issues and grievance matters, and make recommendations to management and to the Board,
•review and monitor management’s activities to ensure that the principal risks and opportunities related to corporate social responsibility, sustainability and ESG are identified by management and that appropriate resources are allocated,
•provide oversight with respect to management’s programs to promote and facilitate employee participation in the development and implementation of our ESG standards and practices,
•consider reports from management with respect to significant changes in risk exposure relating to sustainable development, social or community matters, human rights, government relations or related communications matters, and
•review and provide oversight relating to our communications, disclosure, and reporting of ESG performance, including the publication of our Sustainability Report.
Health, Safety and Environment Committee
The HSE Committee is currently composed of four directors, three of whom are independent and one of whom is an executive member of the Board, Mr. Steinmann.
The chair of the HSE Committee is Mr. Segsworth.
The main purpose of the HSE Committee is to provide oversight and guidance with respect to:
•the conduct of activities throughout the life cycle of all mines and development projects in a safe and environmentally responsible manner through the application of prudent design and operating practices and the education and training of our employees and contractors;
•our policies, practices and approach to environmental stewardship and health and safety; and
•our public disclosure and other communications with respect to health, safety, and the environment.
Environmental matters are defined in the Health, Safety and Environment Committee Charter to include water risks, availability, and quality; soil; biodiversity; air; climate change; greenhouse gas (GHG) and non-GHG air emissions; and cultural heritage matters.
The HSE Committee’s primary areas of responsibility include:
•review and provide guidance with respect to the development of our goals, policies, and programs as they relate to environmental and health and safety policies and practices, including those with respect to personal safety and security, communities of interest, water, air and soil quality, tailings facilities, mine closure, climate change, biodiversity, greenhouse gas emissions, cultural heritage, and sustainability,
•provide oversight with respect to management’s review and evaluation of the environmental and health and safety policies and practices,
•review reports from management with respect to audits of health and safety programs, environmental and tailings management systems, and emergency preparedness and response plans,
•review reports by management on significant health, safety and environmental issues and make recommendations to the Board,
•oversee management’s development and maintenance of education programs for its employees with respect to potential health, safety and environmental hazards,
•review and approve annual targets determined by management with reference to our goals, policies, and programs regarding environmental and health and safety matters,
•review and monitor management’s activities to ensure that the principal risks and opportunities to the Company related to the environment and health and safety are identified by management and that appropriate resources are allocated,
•consider reports from management with respect to significant changes in risk exposure relating to the environment and health and safety matters, including those related to tailings facilities and security,
•direct management to develop, maintain and update procedures to receive and address potential concerns and grievances of stakeholders and communities of interest as they relate to the environment and health and safety, and
•review and provide oversight relating to our communications, disclosure and reporting of environmental and safety matters and performance, including with respect to the publication of our Sustainability Report.

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Human Resources and Compensation Committee
The HRC Committee is currently comprised of four directors, each of whom is an independent director as required by the HRC Committee Charter and for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq Rules. In addition, none of the members of the HRC Committee is currently an executive officer of any other public company. The HRC Committee holds in-camera sessions without management present at each meeting.
The chair of the HRC Committee is Mr. Jeannes.
The main purpose of the HRC Committee is to review and make recommendations to the Board in respect of the overall compensation strategy, salary and benefits, and succession planning of our executive officers.
In addition, the HRC Committee responsibilities include:
•review the human resources organizational structure and report any significant organizational changes to the Board,
•together with the CEO, annually review and approve or determine, succession plans for the executive officers other than the CEO,
•review and recommend to the Board any proposed appointment of any person as an officer of the Company,
•review and approve the forms of agreement with executive officers that may address terms of employment, responsibilities, compensation, retirement, termination, or other special conditions,
•review and make recommendations to the Board with respect to our incentive compensation programs and payments,
•review and make recommendations to the Board with respect to the annual and long term corporate goals and objectives relevant for determining the compensation of the CEO, and
•annually review and evaluate the personal performance of the CEO relative to the corporate goals and objectives established for this position, and report to the Board the results of the review.
More details about the HRC Committee and its work can be found in the Executive Compensation section of this Circular.
Nominating and Governance Committee
The N&G Committee currently consists of three directors, each of whom is an independent director as required by the N&G Committee Charter, and for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq Rules. The N&G Committee holds in-camera sessions without management present when it deems appropriate.
The chair of the N&G Committee is Mr. de Gelder.
The N&G Committee has, among other things, the following duties and responsibilities:
•assisting the Board in providing efficient and effective corporate governance;
•identifying and evaluating possible nominees for the Board;
•director education;
•evaluating the performance of each individual director; and
•reviewing and recommending our conduct and compliance policies, including but not limited to the Code.
The N&G Committee also reviews and makes recommendations to the Board with respect to the composition of the Board and its committees, as well as inclusion and diversity matters relating the Board and senior management. The N&G Committee reviews the skills and independence of all nominees and recommends our corporate governance disclosure to the Board.
Director Attendance
The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended December 31, 2021:

Director		Committees						Total
	Board	Audit	CSD(1)	HSEC(1)	HSE(1)	HRC	N&G	Attendance
	6 meetings	5 meetings	2 meetings	2 meetings	2 meetings	5 meetings	3 meetings	%
Michael L. Carroll	6	5	-	-	-	3 (of 3)	-	100(2)
Neil de Gelder	6	4	-	-	-	2 (of 3)	3	88(2)
Charles A. Jeannes	6	-	2	2	2	5	-	100

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Director		Committees						Total
	Board	Audit	CSD(1)	HSEC(1)	HSE(1)	HRC	N&G	Attendance
	6 meetings	5 meetings	2 meetings	2 meetings	2 meetings	5 meetings	3 meetings	%
Jennifer Maki	2 (of 3)	3 (of 3)	2	-	-	-	-	88(3)
Walter T. Segsworth	6	-	-	2	2	5	1 (of 1)	100(4)
Kathleen E. Sendall	5		2	-	2	-	-	90
Michael Steinmann	6		2	2	2	-	-	100
Gillian D. Winckler	6	2 (of 2)	-	-	-	2 (of 2)	3	100(5)

Notes:
(1)On May 12, 2021, the Board replaced the Health, Safety, Environment and Communities Committee with two new committees, namely, the HSE Committee and the CSD Committee.
(2)Messrs. Carroll and de Gelder were appointed to the HRC Committee on May 12, 2021. Mr. Carroll attended all the meetings of this committee since that date in 2021. Mr. de Gelder attended two of the three meetings of this committee since that date in 2021.
(3)Ms. Maki was elected to the Board on May 12, 2021. Since then, she has attended two of the three meetings of the Board, three of three Audit Committee meetings, and two of two CSD Committee meetings held in 2021 after the AGM.
(4)Mr. Segsworth was appointed to the N&G Committee on May 12, 2021 and has attended the only meeting of this committee that was held since that date in 2021.
(5)Ms. Winckler left the Audit Committee and the HRC Committee on May 12, 2021. She attended all the respective meetings of the Audit and HRC Committees prior to that date in 2021.
Director Share Ownership Guidelines
We have had Share ownership requirements for our Directors for many years in order to enhance director alignment with shareholders and to be consistent with overall director compensation practices. In 2015, the Board increased the Share ownership guidelines to our current level, requiring a minimum ownership of 10,000 Shares for non-executive directors. For the existing directors at the time of this increase, this ownership level was to be achieved by December 31, 2018. The N&G Committee consults with the CEO and the Chair of the Board to determine the timeframe for any new directors to achieve their Share ownership guidelines. As at the date of this Circular, all directors had met the Share ownership guidelines, other than Mmes. Sendall and Maki, who joined the Board in December 2020 and May 2021, respectively, and who are not yet required to have met the 10,000 Shares ownership requirement.
As of the date of this Circular and as disclosed in the director nominee profiles beginning on page 9, utilizing the Bank of Canada CAD-USD exchange rate of 1.2803 on March 15, 2022, three of our independent Board nominees who have served on our Board for more than one year hold Shares worth at least three times their annual director retainer. Ms. Winckler also holds Shares worth more than three times the annual director retainer however she was appointed Chair of our Board in May 2021, less than one year ago, and the annual Chair retainer of $250,000 is now applicable. Ms. Maki joined the Board in May 2021, less than one year ago. Mr. Steinmann does not receive compensation for his services as a director.
Directors are prohibited from derivative trading or short-selling our securities.
Directors’ and Officers’ Liability Insurance
We maintain Directors’ and Officers’ Liability insurance coverage with combined aggregate liability limit of $80 million. The insurance covers our directors and officers, and the directors and officers of our subsidiaries, individually and as a group. Included in this $80 million limit is personal Directors’ and Officers’ Liability coverage with a $30 million dedicated excess layer for non-indemnifiable losses. There is no deductible for non-indemnifiable loss, crisis loss, or derivative investigation costs. Pan American would bear the first $2,500,000 of any other loss.
Director Compensation
We establish director compensation based on a comparison with other companies in the mining industry and consider the duties and responsibilities of our directors, both at a Board level and the committee level. The N&G Committee reviews our director compensation and related comparative information of our peer group from time to time and will recommend to the Board any changes that it considers appropriate. Our approach to director compensation is based on offering competitive compensation to recruit and retain highly qualified individuals to serve on our Board.
Executive directors are not paid for their services as directors.
Our other directors are paid for their services as directors through a combination of retainer and meeting fees. Independent director compensation is not performance-based and they do not participate in compensation programs established for management.
The following table details the retainer and meeting fee structure for our non-executive directors as at December 31, 2021.

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Director Retainer and Meeting Fees
Type	Amount ($)
Annual Board Chair Retainer	250,000(1)
Annual Board Retainer (Non-Chair, Non-Employee)	160,000(1)
Audit Committee Chair Retainer	25,000
Audit Committee Member Retainer	6,000
CSD Committee Chair Retainer	17,000
HRC Committee Chair Retainer	17,000
HSE Committee Chair Retainer	17,000
N&G Committee Chair Retainer	12,500
Board and Committee Meeting Fee (Per Meeting)	1,000

Notes:
(1)There is a cash portion of the retainer, which is $100,000, and the remaining $60,000 is paid by way of Compensation Shares (in accordance with our Stock Option and Compensation Share Plan, except for Ms. Winckler’s annual retainer for the period following the AGM held in 2021, which is $250,000, of which $94,000 will be paid by way of Compensation Shares and the remainder will be paid in cash.
Annual Board retainer fees are paid in respect of the period starting on the date of the annual meeting of shareholders at which he or she is elected or re-elected as a director and ending on the date immediately prior to the date of our next annual meeting of shareholders. The non-executive directors receive their annual board retainer fee, net of applicable taxes, in a combination of Shares and cash. In 2015, the Board amended the director retainer and meeting fees, and among other things, eliminated Options as a method of payment. In May 2021, following a peer review and analysis of director compensation, the Board approved an increase of $5,000 to each committee chair retainer and the Board Chair’s annual retainer was set at $250,000, the equivalent of $94,000 of which being paid in equity and the remainder paid in cash.
We reimburse our directors for reasonable out-of-pocket expenses related to their attendance at meetings, including travel costs to attend meetings, and other expenses incurred for corporate purposes.
The following table sets forth all amounts of compensation earned by the directors for their services to us during the 2021 calendar year, with the exception of Mr. Steinmann, who received compensation as an Executive but did not receive compensation for services as a director.

Directors	Fees earned (1)(2)(3)(4)(5) ($)	Share- based awards(3) ($)	Option based awards(6) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total(1)(7) ($)
Michael L. Carroll	136,991	60,000	-	-	-	-	196,991
Neil de Gelder	129,408	60,000	-	-	-	-	189,408
Charles A. Jeannes	124,908	60,000	-	-	-	-	184,908
Jennifer Maki(8)	65,333	35,000	-	-	-	-	106,333
Walter T. Segsworth	133,074	60,000	-	-	-	-	193,074
Kathleen Sendall	118,917	60,000	-	-	-	-	178,917
Michael Steinmann(9)	-	-	-	-	-	-	Nil
Gillian Winckler	151,158	79,833	-	-	-	-	230,991

Notes:
(1)Includes Board annual retainer fees, plus committee retainer fees and all meeting attendance fees. We do not consider travel reimbursement costs to be part of compensation and therefore are not included in the above table.
(2)Retainer fees are typically paid each May in advance for services performed between the Company’s annual meetings. Meeting attendance fees are typically paid in May in arrears for meetings held during the prior period between the Company’s annual meetings.
(3)Annual retainer fees are paid $100,000 in cash and $60,000 in Compensation Shares of the Company.
(4)During 2020, the directors had voluntarily agreed to a temporary 20% fee reduction from April 1 to June 30, 2020 in response to the impact of COVID-19 on our operations. This reduction was applied proportionally to fees earned in both 2020 and 2021.
(5)Ross Beaty, the Company’s former Board Chair, received reimbursement of expenses in the amount of CAD$55,565 to cover the administrative costs of running the Board Chair’s office from January to May 2021. Mr. Beaty did not stand for re-election at the Company’s annual meeting of shareholder in May 2021.
(6)Non-executive directors do not receive incentive plan compensation or pension contributions and no longer receive Option-based awards.
(7)The total compensation of the directors includes all compensation that has been paid, or that is payable in respect of, their services during 2021.
(8)Ms. Maki was elected to the Board on May 12, 2021.
(9)Mr. Steinmann is an executive of the Board and therefore receives no compensation for services as a director.

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Executive Compensation

What’s Inside

Compensation Discussion and Analysis …………………….…………………………………………….	29
Components of Executive Compensation ………………………………………………………………..	37
Executive Share Ownership …………………………………………………………………………………….	45
Total Executive Compensation Summary ………………………………………………………………..	48
Employment Agreements, Change of Control and Other Termination Payments …….	49

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Compensation Discussion and Analysis
Introduction
This section provides information on our executive compensation program for 2021. For 2021, our Named Executive Officers, as defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) were as follows:
•Michael Steinmann, President and Chief Executive Officer (President and CEO);
•Steve Busby, Chief Operating Officer (COO);
•Robert Doyle, Chief Financial Officer (CFO);
•Andres Dasso, Senior Vice President, Operations (SVP, Operations); and
•Christopher Lemon, General Counsel.
We refer to our Named Executive Officers as “Executives” in this Circular.
In some instances, the compensation programs and certain other matters outlined herein also apply to other members of senior management, however, the programs are discussed as they relate specifically to our Executives.
Executive Compensation Philosophy Overview
We strive to ensure that our compensation is competitive with that of other Canadian mining companies with international operations that are similar in size and scope. We reward our Executives for achieving defined individual and corporate goals. We also align the interests of Executives with shareholders by rewarding performance that is likely to increase shareholder value
Performance Graph
The following graph shows the change in value of $100 invested in our Shares between December 31, 2016 and December 31, 2021 (the last trading day of 2021) assuming reinvestment of dividends, compared to a similar investment in the S&P TSX Composite Index. The graph also depicts total annual compensation for our Executives and the Company’s revenue for each year from 2017 to 2021. In this respect, total compensation for our Executives in 2021 of approximately CAD$12.8 million would represent approximately 0.6% of total revenue of $1.6 billion in the year.

	Pan American Closing Price (TSX) (CAD$)	Base(1) CAD$	S&P TSX Composite	Base CAD$
December 30, 2016	20.25	100.00	15,288	100.00
December 29, 2017	19.58	97.02	16,209	106.02
December 31, 2018	19.93	99.35	14,323	93.69
December 31, 2019	30.76	154.41	17,063	111.61
December 31, 2020	43.90	222.03	17,433	114.03
December 31, 2021	31.56	160.57	21,223	135.87

Notes:
(1)    Assuming reinvestment of dividends.

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The trend in annual compensation of the Executives has generally been consistent with the Company’s performance, total shareholder return (“TSR”), and share price performance over the five-year period ended December 31, 2021.
Share Price Performance
Our share price performance is influenced by the prices of silver and gold, which are largely determined by global supply and demand, which in turn are driven by macro and micro economic events. Over the past five fiscal years, the price of silver increased from $16.24 per ounce (December 31, 2016) to $23.09 per ounce (December 31, 2021), as illustrated in the graph below. With the acquisition of Tahoe and its gold producing assets, our share price performance may be increasingly influenced by the price of gold.
Our compensation philosophy is designed to retain key Executives in a highly competitive labour market and reward them for achieving objectives that create value for shareholders, notwithstanding commodity prices (specifically the price of silver and gold), which is outside of management control. In 2021, these achievements include:
•Annual revenue totaled $1.6 billion, and net cash generated from operating activities was $392.1 million. Annual net earnings of $98.6 million ($0.46 basic earnings per Share) and adjusted annual earnings of $161.8 million ($0.77 basic adjusted earnings per Share).
•Consolidated annual silver and gold production was 19.2 million ounces and 579.3 thousand ounces, respectively. Both consolidated annual silver and gold production within the revised guidance ranges provided on November 9, 2021.
•Annual Silver Segment Cash Costs(1) and All-in Sustaining Costs ("AISC")(1)were $11.51 and $15.62 per silver ounce sold, respectively, and were slightly lower than the revised guidance provided on November 9, 2021.
•Annual Gold Segment Cash Costs and AISC were $899 and $1,214 per gold ounce sold, respectively, and were within the guidance ranges provided throughout 2021.
•At December 31, 2021, the Company had cash and short-term investment balances of $335.3 million and the full $500.0 million available under its sustainability-linked credit facility. Working capital was $613.5 million.
•Pan American advanced its skarn discovery at La Colorada through completing 55,000 metres of infill and exploration drilling and commenced development of the access ramp and ventilation shaft for the skarn.

(1)AISC, Cash Costs, adjusted earnings, basic adjusted earnings per Share, and working capital are not generally accepted accounting principle (“Non-GAAP”) financial measures. Readers should refer to the “Alternative Performance (Non-GAAP) Measures” section of the Company’s MD&A dated February 23, 2022, for the year ending December 31, 2021, for further information and for a detailed reconciliation of these measures. Silver segment cash costs and AISC are calculated net of credits for realized revenues from all metals other than silver and are calculated per ounce of silver sold. Gold segment cash costs and AISC are calculated net of credits for realized silver revenues and are calculated per ounce of gold sold. Corporate general and administrative expense, and exploration and project development expense are included in consolidated (silver basis) AISC but are not allocated amongst the operations and thus are not included in either the silver or gold segment consolidated amounts. Consolidated silver basis is calculated by treating all revenues from metals other than silver, including gold, as a by-product credit.

A discussion of our Company’s operational performance under the heading “2021 Company Performance Objectives, Weights and Results” on page 39 of this Circular.
Realizable Compensation
A significant portion of our compensation for senior management is paid pursuant to our Long-Term Incentive Plan (“LTIP”) in the form of non-cash compensation that vests over time and is impacted by Pan American’s performance, including its share price and TSR. These long-term compensation vehicles serve to align our senior management’s interests with the interests of our shareholders.

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However, the longer-term nature of the awards and the impact of Pan American’s performance means that what our senior management actually receives will likely differ from the award’s intended value on the grant date. Realizable compensation demonstrates this potential difference and is indicative of the alignment of pay with corporate performance.
The following table depicts our CEO’s realizable compensation for the last five fiscal years and compares that against our cumulative TSR over the same periods. The grant date fair value compensation consists of salary, actual short-term incentives, and the anticipated value of our CEO’s long-term incentives (i.e., RSUs, restricted common shares (pre-tax), and PSUs) based on Pan American’s share price at the time of the grant. The realizable compensation consists of salary, actual short-term incentives, and long-term incentives using an assumed realizable value based on the 2021 year-end share price of CAD$31.56 and includes accrued dividends. The table also illustrates the effect of an assumed achievement of the minimum, target, and maximum performance levels on the vesting of our PSUs.

Year (Cumulative TSR Ending 2020)(1)	Grant Date Fair Value	Realizable (Target PSU Vesting)	Realizable (Minimum PSU Vesting)	Realizable (Maximum PSU Vesting)
2017 (+63% TSR)	$3,082,500	$4,832,200	-	-
2018 (+68% TSR)	$3,279,800	$5,179,400	-	-
2019 (+63% TSR)	$4,146,000	$4,590,200	$3,534,500	$5,645,900
2020 (+5% TSR)	$5,176,700	$5,450,100	$3,717,800	$5,698,600
2021 (-27%)	$4,746,900	$4,796,400	$3,586,500	$6,006,300

Notes:
(1)For 2017 and 2018, the realizable value of RSUs and PSUs uses the Share price on vesting date and actual PSU vesting multiplier of 1.50x (2017) and 1.56x (2018), while Shares are valued using the 2021 year-end Share price of CAD$31.56. For 2019-2021, the realizable value was determined by dividing the year-end Share price in 2021 of CAD$31.56 by the starting Share prices for each year (2017: CAD$20.25, 2018: CAD$19.58, 2019: CAD$19.93, 2020: CAD$30.76, and 2021: CAD$43.90), and assuming dividend reinvestment. The value of the Shares is calculated on a pre-tax basis.
As illustrated in the table, there is strong alignment between the CEO’s realizable compensation over the five-year period compared to the cumulative TSR for the same periods. At actual (for vested) and target (for unvested) PSU performance levels, the CEO’s realizable pay represents an approximately 57%, 58%, 11%, -9%, and 1% increase over the grant date fair value for 2017, 2018, 2019, 2020, and 2021 respectively, while cumulative TSR was 63%, 68%, 63%, 5%, and -27% in those years. Please refer to the description of our PSUs and their calculation under the heading “PSUs” on page 42 of this Circular.
Trading Restrictions
We have a stock transactions policy that places restrictions on employees, their families and other associates from trading or pledging our securities. Additionally, key personnel, including Executives and directors, are prohibited from short sales and derivative trading, and have restrictions on certain other trading such as hedging, short-term trading and put and call options trading of our securities. Shares issued as compensation to employees under our LTIP have a three-year hold period before they can be traded.
Compensation Risk Management
The HRC Committee completes an annual compensation risk review and reports its findings to the Board. The Board and the HRC Committee carefully consider potential risks when designing compensation programs, setting objectives and making incentive awards. The HRC Committee and the Board take appropriate action to reduce compensation risks when deemed necessary. During 2021, the HRC Committee conducted an assessment to evaluate the potential risks associated with compensation programs as they relate to short-term and long-term decision-making by our Executives and other members of senior management.
The HRC Committee identified some relevant business risks including:
•mineral resource and mineral reserve estimation;
•achievement of safety results and meeting environmental requirements;
•achievement of annual production and cost targets in balance with long-term development requirements at our operations; and
•project development at the La Colorada Skarn.
The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features.
The Company has no special compensation arrangements, and the HRC Committee and the Board did not identify any compensation practices that were reasonably likely to have a material adverse effect on our business.

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Our compensation program design and Board oversight provide several controls that mitigate compensation risks, including:
•Appropriate balance of metrics and weightings: Objectives of our short-term incentive program balance growth, safety, responsible business practices, and operating performance as approved by the HRC Committee. They provide a balanced focus on our short-term requirements without sacrificing the long-term growth required to sustain our business. Base salaries are market competitive to reduce over-reliance on variable (at risk) compensation.
•Capping of maximum payouts: The short-term incentive program is capped at 200% of target to limit windfall payouts.
•Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time, from one to three years.
•Share ownership guideline: Executives are expected to hold a minimum number of Shares to encourage them to consider long-term performance and multi-year goals in decision-making. See detailed discussion under the heading “Executive Share Ownership” on page 45 for the guideline and current executive share ownership levels.
•Funding of incentive programs: The short-term incentive program is funded with current cash. The long-term incentive program is funded with current cash or by the issuance of compensation Shares (“Compensation Shares”) and Options pursuant to the Stock Option and Compensation Share Plan (the “Option Plan”). Based on the compensation risk assessment, the HRC Committee determined that funding for our current incentive programs is sufficient.
•Board discretion: Both the short and long-term incentive programs may be changed or suspended at any time by the Board.
•Plan limits: Our Option Plan limits the number of Compensation Shares that may be issued annually to 500,000, and currently limits Options and Compensation Shares that may be issued in aggregate of 6,461,470. As well, no optionee shall exceed 5%, and no insider shall exceed 10% of the total issued and outstanding Shares. See Appendix C for additional details.
•Control features / plan governance: Annual goals and metrics are reviewed by the HRC Committee and approved by the Board. Final award payout levels and cash incentives are reviewed by the HRC Committee and approved by the Board, either of whom may alter the award amounts.
•Time horizon of payments or realization of value:

Incentive	Key terms
Short-term incentive awards	Awarded in February following the performance year
Option awards (long-term)	Grants after February 18, 2021, vest over three years, while options granted prior to such time vested over two years; expire after seven years
RSUs	Vest over three years
PSUs	Vest in three years
•Trading Restrictions: Compensation Shares issued pursuant to our LTIP have a three-year hold period before they can be traded.
•Restrictions on trading: Executives are prohibited from certain trading activities as described under the heading “Trading Restrictions” on page 31.
•Clawback provision: The Board may recoup the entire incentive compensation paid to an executive if the financial results or other results on which the awards were based are materially restated due to fraud or intentional misconduct of the executive. For the remainder of executives participating in the incentive program, the Board may recoup excessive incentive compensation paid if the financial results or other results on which the awards were based are materially restated due to fraud or intentional misconduct.
•Annual compensation risk review.
Compensation Governance
Role of the HRC Committee
The HRC Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues. The HRC Committee meets at least four times per year, and holds in-camera sessions, without the presence of management at every meeting.
With respect to human resources oversight, the HRC Committee’s duties and responsibilities include:
•in conjunction with the CEO, develop and recommend to the Board for its approval the Company’s human resources strategy that supports its business strategy;

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•review the organizational structure and report any significant organizational changes, along with its recommendations, to the Board for approval;
•at least once annually, together with the CEO, review and approve or determine, succession plans for the senior executive team, including specific plans and career planning for potential successors;
•review and recommend to the Board for approval any proposed appointment of any person to the senior executive team and any proposed appointment of any corporate officer of the Company; and
•review and recommend to the Board for approval any executive agreements between the Company and senior management employees that address terms of employment, responsibilities, compensation, retirement, termination of employment, or other special conditions.
The HRC Committee consults with management on executive compensation to:
•review the overall compensation philosophy, strategy and policies for our senior management and employees;
•administer our Option Plan and determine when it will be used as compensation for our senior management and employees;
•review AIP and LTIP payments;
•review special compensation, recruiting, and retention programs, as and when needed; and
•set performance goals with the CEO and review the performance of the CEO annually.
The HRC Committee has the primary responsibility to oversee our succession planning process for senior executives other than the CEO. The HRC Committee completes a detailed review of succession matters annually, considering the Company’s strategy and long-term goals, critical roles in the Company, and key competencies for each role. Among other things, the HRC Committee receives and considers a report from the CEO and the General Counsel (who is also responsible for corporate human resource matters) that identifies potential successors for critical roles, both from inside and outside of the Company. When necessary, the HRC Committee makes recommendations or requests for additional work. The succession planning also includes a review of current leadership competency gaps, ongoing development programs, and coaching initiatives.
The Board is responsible for ensuring that there is an adequate plan in place for CEO succession. Like the HRC Committee, the Board identifies potential candidates from inside and outside of the Company. The Board may request assistance from the HRC Committee in fulfilling this responsibility, particularly with respect to identification of candidates and understanding the current market with respect to attracting and retaining talent.
In fulfilling their functions, the Board and the HRC Committee ensure that there is a sufficient plan in place so that business continuity is maintained in times of senior leadership changes, whether expected or unexpected.
Composition of the HRC Committee
The HRC Committee is currently composed of four independent directors who possess the relevant knowledge and experience to serve on the HRC Committee and ensure appropriate completion of its Charter.
•Mr. Jeannes is the chair of the HRC Committee and he joined the HRC committee in 2019. Mr. Jeannes is a mining industry veteran with over 30 years of experience. He was President and CEO of Goldcorp Inc. from December 2008 to April 2016 and led the company’s development into one of the world’s largest and most successful gold mining companies with mining operations and development projects located throughout the Americas. During his tenure at Goldcorp. Inc., he worked closely with the Human Resources & Compensation Committee on the design and execution of salary, short term and long term equity compensation plans, and pension and retirement programs. Prior to joining Goldcorp, Mr. Jeannes held senior positions with Glamis Gold Ltd. and Placer Dome Inc. Until its acquisition by Pan American in February 2019, Mr. Jeannes was a director of Tahoe Resources Inc. Mr. Jeannes holds a B.A. degree from the University of Nevada (1980) and graduated from the University of Arizona College of Law with honors in 1983. Mr. Jeannes’ experience as an executive in leadership roles provide him with a strong background in executive and Board composition matters.
•Mr. Segsworth has served on the HRC Committee since May 2009. He holds a Bachelor of Science in Mining Engineering from Michigan Tech and has over 50 years of experience in mining in Canada and overseas. As an executive of several mining companies, he oversaw compensation programs relevant to the mining industry. Mr. Segsworth currently serves the board chair and compensation committee chair of Happy Creek Minerals Ltd. and Sabina Gold & Silver Corp., respectively. He has also previously sat on other boards and compensation committees. Mr. Segsworth has an in-depth understanding of compensation matters, performance management, and the human resources challenges in the mining industry.

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•Neil de Gelder joined the HRC Committee on May 12, 2021. Mr. de Gelder is Vice-Chair of Stern Partners, a private diversified investment firm based in Vancouver, and an independent director and Chair of the Audit Committee of a media company listed on NASDAQ. Mr. de Gelder was the Executive Vice-President of Stern Partners until the end of 2020. Prior to joining Stern Partners in 2005, he was a senior partner of a major Canadian law firm specializing in mergers and acquisitions, finance, and corporate law. Mr. de Gelder is a past Executive Director of the British Columbia Securities Commission, and has served on a wide variety of corporate, crown, charitable, and advisory boards over the years.
•Michael Carroll joined the HRC Committee on May 12, 2021. He previously served on this committee in 2011. Mr. Carroll is a Certified Public Accountant with over 40 years of financial management expertise, primarily with publicly traded mining companies including Homestake Mining Company, Bond International Gold, and Cumberland Resources Ltd. His professional expertise includes equity and debt financing, mergers and acquisitions, strategic planning, IFRS, GAAP, international tax planning and regulatory reporting. Mr. Carroll also served as Chair of the Audit Committee and designated financial expert of Centenario Copper Corporation between 2006 until its acquisition in 2009.
•Ms. Winckler was the chair of the HRC Committee until she was appointed as Chair of the Board in 2021. She had served in this capacity since May 2019 and stepped down from the HRC Committee as of May 12, 2021. Ms. Winckler is a former mining and business executive with over 25 years of diversified experience in the metals and mining industry and the financial sector. She was involved at a senior level with corporate and divisional strategy, mergers and acquisitions, divestments, exploration, and project evaluation and development at BHP Billiton, and was also the CEO of a publicly listed coal development company for three years, during which she was responsible for all human resource related matters and compensation for employees. Ms. Winckler currently serves as a director and member of the audit committee of two other publicly listed companies. Ms. Winckler spent five years as a corporate financier in South Africa and London and five years in the auditing profession, and is a Chartered Accountant (South Africa), with a BSc and BComm (Hons) obtained in South Africa. Ms. Winckler’s wide-ranging experience in senior leadership roles within the mining industry and finance background has provided her with excellent insight and familiarity with compensation and human resources matters.
Executive Compensation Decision-Making Process
The decision-making process related to executive compensation is summarized as follows:
Activities of the HRC Committee in 2021
The HRC Committee met 5 times in 2021 and, among other things, completed the following activities under its Charter:
•reviewed our human resources organizational structure and strategy;
•reviewed performance of the CEO;
•reviewed total compensation for the CEO and other senior executives;
•reviewed and recommended senior executive appointments;
•reviewed and approved the forms of executive employment agreements;
•reviewed our compensation philosophy;
•reviewed and recommended the LTIP grants and AIP payments;
•reviewed the Company’s inclusion and diversity programs;
•reviewed the Company’s succession plans;
•reviewed and updated compliance of senior executives’ achievement of Share ownership guidelines;
•reviewed the Company’s human resources response to COVID-19, including a wellness survey conducted by management;

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•reviewed the HRC Committee Charter, and
•conducted a compensation risk review.
Management Role in Compensation Decision-Making
Members of the management team are invited to participate in HRC Committee meetings at the discretion of the HRC Committee. Management acts in an advisory and informational capacity only. The HRC Committee maintains strict independence from management. The Board is ultimately responsible for executive compensation matters.

Member(s) of Management	Role in Compensation Decision-Making
CEO and General Counsel	Regularly presents information to the HRC Committee to assist in decision-making and communicates management’s experiences of the effectiveness of compensation programs to attract, retain, and reward qualified personnel to oversee our operations
CEO

Makes recommendations with respect to performance metrics, performance results, and with respect to other executive compensation final award levels for the annual incentive program and long-term incentive plan for HRC Committee and Board consideration

Management team	Oversees day-to-day compensation matters in each office and subsidiary company, within the approved operating budgets and within the parameters of our compensation philosophy
Use of Compensation Consultants and their Affiliates
Since 2010, the HRC Committee has engaged the services of Mercer (Canada) Limited (“Mercer”) as its compensation consultant to assist the HRC Committee in determining the compensation for our senior executives.
Compensation Consultant Fees

Name of Consultant	Executive Compensation-Related Fees (CAD$)		All Other Fees (CAD$)
	Amount invoiced in 2021	Amount invoiced in 2020	Amount invoiced in 2021	Amount invoiced in 2020
Mercer	60,349	60,504	0	0
Compensation Consultants Retention and Independence
Under the consulting agreement with Mercer, the HRC Committee chair approves all work plans and works with management as needed to complete work assignments, but work products are delivered directly to the HRC Committee chair, with distribution to management if required. Any additional consulting services are pre-approved by the HRC Committee.
While the HRC Committee may use Mercer to provide additional information and advice in respect of its decision-making, the HRC Committee makes its determinations independently based on its own experience, analysis and assessments and weighs a broad range of considerations, including current business requirements.
The HRC Committee is confident that the advice it receives from the consultant assigned to us by Mercer is objective and not influenced by the relationship of Mercer or its affiliates with us. The policies and procedures in place to assure objectivity include:
•Mercer does not receive incentive or other compensation based on the fees charged to us for other services provided by them or any of their affiliates;
•Mercer is not responsible for selling other affiliate services to us;
•Mercer’s professional standards prohibit the individual consultant from considering other relationships that Mercer or any of its affiliates may have with us in rendering his or her advice and recommendations;
•the HRC Committee has the sole authority to retain and terminate Mercer;
•Mercer has direct access to the HRC Committee without management intervention;
•the HRC Committee evaluates the quality and objectivity of the services provided by the consultant each year and determines whether to continue to retain Mercer; and
•protocols set out in the engagement letter with Mercer limit how the consultant may interact with management and govern when and if the consultant’s advice and recommendations can be shared with management.
Executive Compensation Philosophy
Our compensation is designed to be competitive with that of other Canadian mining companies with international operations of similar size and scope. We reward the achievement of defined individual and corporate goals and align the interests of the Executives with our shareholders by rewarding performance that is likely to increase shareholder value.

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Each Executive position is evaluated to establish skill requirements and level of responsibility to provide a basis for internal and external comparisons. The Board and the HRC Committee consider a variety of factors when determining compensation policies and programs, and individual compensation levels.
These factors include:
•internal and external comparisons;
•long-term interests and the long-term interests of our shareholders;
•overall financial and operating performance;
•recommendations made by independent compensation consultants retained by the HRC Committee; and
•each Executive’s individual performance and contribution towards meeting corporate objectives.
We believe shareholder value is primarily driven by results. These results are not only focused on financial measures and operating measures such as production, mineral reserve and mineral resource growth, and costs, which are naturally important to our business, but we also view project development, ESG performance, including safety, environmental and diversity, as key performance metrics and have included these objectives in our AIP. These objectives are also tied directly to our annual budget and long-term plan, which are approved by the Board.
Executive performance is also evaluated against their individual responsibilities and goals for their employment function and area of expertise. At-risk Executive compensation is dependent on achieving both individual and corporate performance results.
Executive Compensation Objectives
Our Executive compensation objectives are designed to ensure that compensation:
•reflects performance;
•is fair and reasonable; and
•is sufficient to attract and retain qualified and experienced Executives.
We seek to understand and define our target base salaries, target total cash, and target total compensation package compared to a peer group of similar companies in the mining industry. We also consider actual compensation amounts paid out within the peer group.
The HRC Committee uses the compensation studies provided by Mercer to determine compensation ranges for Executives that ensure we can attract and retain key talent. The HRC Committee also considers the following factors when considering target compensation for each Executive:
•experience of, and duties performed by, such Executive
•business impact, costs, and time for recruiting a replacement;
•current talent pool within Pan American;
•impact and loss of continuity that may arise from vacancies in key leadership positions; and
•high cost of living in Vancouver, British Columbia, where we are headquartered.
We have traditionally positioned base salaries and target annual and long-term incentive awards approximately at the median of our competitive market, and we have also provided Executives with the opportunity to earn higher actual total compensation if they achieve superior performance.
The HRC Committee considers our peer group (as described in the following section) when reviewing Executive compensation. Overall, based on data from Mercer, our target total direct compensation levels for Executives for 2021 were:

Group	Target Total Direct Compensation Level Versus Peers
Executives (as a group)	Near the 50th percentile
CEO	Near the 50th percentile

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Our compensation practices are regularly monitored by the HRC Committee and modified to ensure we remain competitive and appropriately recognize growth and change within the organization.
Use of Peer Groups
The HRC Committee uses a number of data sources, including compensation consultant(s), published compensation studies, and other market data to identify peer groups for compensation comparisons. The HRC Committee reviews and establishes the peer group selection to ensure it adequately reflects our size and operations. Our peer group selection was based on the following characteristics:
•are in the precious metals mining segment;
•have similar revenues and market capitalization;
•have multiple operating locations in different jurisdictions; and
•have similar scope and complexity of operations and projects.
In 2021, the peer group of companies selected was as follows:

Agnico Eagle Mines Ltd.	Kinross Gold Corporation
B2Gold Corp.	Kirkland Lake Gold Ltd.
Centerra Gold Inc.	Lundin Mining Corporation
Endeavour Mining Plc.	SSR Mining Inc.(1)
HudBay Minerals Inc.	Yamana Gold Inc.
IAMGOLD Corporation	Eldorado Gold Corporation

Notes:
(1)For 2021, SSR Mining Inc. was added and New Gold Inc. was removed to more closely align with our peer group criteria.
Using the peer group, Mercer provides a compensation study for the Executives. Based on this study and other market data, the HRC Committee reviews and, if appropriate, adjusts base salaries, short-term incentive targets and long-term incentive targets. The HRC Committee then makes recommendations for changes to executive compensation to the Board.
Components of Executive Compensation
In 2021, for total compensation to Executives and other members of senior management included five main components: base salary, AIP, extended group benefits, LTIP and retirement program.

What We Pay	Why We Pay It	How It Works
Base Salary	Provides a fixed level of cash compensation for performing day-to-day responsibilities	• Set in the first quarter of each year for the 12-month period of January to December and reviewed as required.
AIP	Focuses Executives on achieving annual operating plan, budget and other short-term objectives, including safety and environmental performance, and diversity	• Annual incentive plan based on corporate goals and objectives. AIP awards provide incentive compensation directly related to achieving short-term objectives. Awards can range from 0% to 200%.
LTIP	Focuses Executives on long-term shareholder value, and aligns management’s interests with those of shareholders

•  A minimum of 25% must be provided as RSUs which vest over three years and whose payout value is aligned with share price performance.
•  Options will vest over three years beginning with the 2021 LTIP awards. Prior to that, options vested over two years. All outstanding options have a seven-year expiration period.
•  Restricted stock awards with a three-year no trading restriction.
•  PSUs which vest after three years and whose cash payout value is aligned with share price performance and relative TSR.

Benefits	Attracts and retains highly qualified Executives	• Health, vision, and dental insurance, life insurance, and accidental death and dismemberment insurance.

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What We Pay	Why We Pay It	How It Works
Retirement Program	Attracts and retains highly qualified Executives and recognizes service

•  Supplemental Executive Retirement Program through a retirement compensation arrangement.
•  Defined contribution program with annual funding levels based on a percentage of base salary.
•  In 2021, 17 members of senior management, including the Executives other than SVP, Operations, of which 10 have over ten years of service.

Base Salary
Base salaries are determined after a review of market data for similar positions in mining companies with international operations of comparable size and scope. Executives’ salaries are determined taking into account the incumbent’s responsibilities, market data, financial capacity, potential for advancement, and the assessment of the Board and the HRC Committee.
The HRC Committee reviewed salaries in 2021 based on market analysis prepared by Mercer. The HRC Committee determined that the base salaries for Executives in 2021 would be increased as set out in the below table to bring them to approximately the 50th percentile level.
Changes to Base Salaries as of December 31, 2021

Executive	Base Salary 2020 (CAD$)	Base Salary 2021 (CAD$)
Michael Steinmann President and CEO	1,225,000	1,225,000
Steven Busby COO	610,000	628,500
A. Robert Doyle CFO	510,000	525,500
Andres Dasso SVP, Operations	511,000	526,500
Christopher Lemon General Counsel	487,000	501,600
Annual Incentive Plan
The Executives can earn an annual cash bonus under the AIP. The Executives earn the bonus based on corporate and individual performance factors, as noted below for 2021. The ratios may be adjusted by the HRC Committee, depending on the level of corporate, departmental or individual focus desired for future years.

Position(s)	Corporate Performance Factor (%)	Individual Performance Factor (%)
CEO, COO	100	0
CFO,	75	25
SVP, Operations	50	50
General Counsel	75	25
AIP is calculated in three steps:

Step	Calculate		How Calculated
1	Corporate Incentive Pay	=	AIP Target Pay x Corporate Performance x Corporate Performance Factor
2	Individual Incentive Pay	=	AIP Target Pay x Individual Performance x Individual Performance Factor
3	Total Incentive Pay	=	Corporate Incentive Pay + Individual Incentive Pay
Both the individual and corporate performance components are compared to a set of pre-determined annual objectives.
The corporate performance objectives are approved by the Board. They include targets for safety, environmental, mineral reserve and resource growth, project advancement, silver and gold production, operating costs and diversity. They are tied directly to our

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annual budget, which is also approved by the Board. Please refer to our “AIP Performance Scorecard” beginning on page 40 for more details on our 2021 performance objectives.
Individual performance is based on weighted goals established within each Executive’s primary area of responsibility. A substantial part of individual objectives is linked to supporting Company performance objectives.
Corporate and individual performance is determined by evaluating achievement of the pre-determined targets on a 0% to 200% basis. Payouts under the program are capped at 200% of target.
For the year ended December 31, 2021, the AIP Target Pay was 125% of base salary for our CEO and 80% of base salary for our other Executives, as described in the following table.
Executive AIP Targets, Minimums and Maximums as at December 31, 2021

Executive	Base Salary (CAD$)	Target of Base Salary (%)	Minimum (0%) (CAD$)	Maximum (200%) (CAD$)
Michael Steinmann President and CEO	1,225,000	125	0	3,062,500
Steven Busby COO	628,500	80	0	1,005,600
A. Robert Doyle CFO	525,500	80	0	840,800
Andres Dasso SVP, Operations	526,500	80	0	842,400
Christopher Lemon General Counsel	501,600	80	0	802,560

Executive AIP Targets and Weightings for 2021

Executive	AIP Target (% of Base Salary) (%)	Weighting on Corporate Performance (%)	Weighting on Individual Performance (%)
Michael Steinmann President and CEO	125	100	0
Steven Busby COO	80	100	0
A. Robert Doyle CFO	80	75	25
Andres Dasso SVP, Operations	80	50	50
Christopher Lemon General Counsel	80	75	25
For 2021, our corporate performance rating against pre-established annual objectives was 70%, as described below under the heading “2021 Company Performance Objectives, Weights and Results”. AIP awards are paid in the year following the year for which the recipient’s performance is assessed. AIP awards for 2021 performance were awarded in February 2022 and paid in March 2022.
The HRC Committee recognizes that the use of formulas to determine compensation can sometimes lead to results that do not accurately reflect real performance. To avoid this, the Board and the HRC Committee have discretion under the AIP to:
•suspend or modify the AIP;
•defer, reduce, or cancel all or part of the AIP payment for business reasons;
•limit the corporate portion of the AIP payment to 75% of target in the event of a significant environmental or safety incident, as defined by the HSE Committee; and
•recognize extraordinary achievement or special circumstances by increasing the overall performance by up to 25%.
2021 Company Performance Objectives, Weights and Results
The Company continued to operate under very difficult circumstances as COVID-19 persisted more than expected throughout 2021. In January 2021, we determined our public guidance for production, costs and certain expenditures in 2021 on the assumption that

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the impact of COVID-19 on our operations was expected to diminish over the course of year. However, while our production improved in 2021 compared to 2020, we continued to be constrained by reduced workforce deployment levels due to the COVID-19 pandemic and the year ended with a surge of workforce interruptions caused by the OMICRON variant.  We managed to maintain our operations without suspensions, however, COVID-19 had a significant impact on our ability to meet some of our corporate AIP objectives and our overall performance. The Company experienced four fatalities at our operations and our overall safety performance, measured based on lost-time injury severity (“LTIS”) and lost-time injury frequency (“LTIF”) was below expectations, which resulted in a negative adjustment of 31.25% to the Company’s overall AIP objectives target performance score in 2021. On the other hand, we did not meet our gold and silver production cost guidance and our silver segment cash costs were well above guidance and gold segment cash cost were at the high end of guidance. COVID‐19 restrictions also impacted the ability of our geology teams to complete our planned drilling program. We replaced 33% of our silver reserves (vs. target 50%) and only 11% of our gold reserves (vs. target of 60%). We did perform well against our other ESG related goals and maintained our serious environmental incident rate at zero. We also continued to make significant advancements in inclusion and diversity, increasing the percentage of women employees in the total workforce to 8.6%. We achieved a combined 99% rate of TSM A Level compliance across our operations. Finally, we advanced our important La Colorada Skarn project by collaring the access ramp and completing construction of the refrigeration plant.
While our overall corporate AIP objectives score was only 50%, the Board exercised its discretion to award a score of 70% for our overall corporate AIP objectives for 2021. This discretionary increase reflects the Board’s recognition that we were first and foremost committed to protecting our workforce from COVID‐19, while continuing to operate under very difficult circumstances.
A summary of our AIP objectives, threshold values, and actual results is contained in the following table.
AIP Performance Scorecard

Category	Goal	Weight	Threshold (0.5)	Target (1.0)	Above Target (1.5)	Maximum (2.0)	2021 Actual Performance Achieved	Weighted Result (Calculation)
Environmental & Social(2) (35%)	LTIF – maintain LTIF of 0.9 or better	7.5%	LTIF 1.0	LTIF 0.9	LTIF 0.8	LTIF 0.7	LTIF of 0.98	3.75% (7.5% x 0.5)
	LTIS – maintain LTIS of 525 or better	7.5%	LTIS 625	LTIS 525	LTIS 425	LTIS 325	LTIS of 868	0% (7.5% x 0)
	Fatalities – 5% reduction in AIP for each work-related fatality	0%	NA	NA	NA	NA	4 fatal accidents	-20% (-5% x 4)
	Significant Environmental Incidents (“SEIs”)	10%	NA	NA	NA	0	0	20% (10% x 2.0)
	Achieve inclusion and diversity program goals by percentage of women employees in the total workforce at Dec 31, 2021	5%	7.5%	7.75%	8.0%	8.25%	8.6%	10% (5% x 2.0)
	Achieve TSM A Level for all Operations	5%	70%	80%	90%	100%	99%	7.5% (5% x 1.5)
Growth (25%)	Replace 50% of silver reserves	7.5%	30%	50%	70%	90%	33%	3.75% (7.5% x 0.5)
	Replace 60% of gold reserves	7.5%	40%	60%	80%	100%	11%	0% (7.5% x 0)
	Advance La Colorada Skarn Project Definition	10%	Obtain permits to construct skarn shaft or refrigeration plant by year end.	Obtain permits to construct skarn shaft and refrigeration plant or ramp by year end.	Initiate civil works for skarn access ramp or shaft by year end	Collar skarn access ramp or shaft and initiate refrigeration plant civils by year end.	The refrigeration plant was completed and the shaft was collared.	20% (10% x 2)
Operating Performance (40%)	Silver Production on guidance	10%	22.5M oz.	23.0M oz.	23.5M oz.	>24.0M oz.	19.2M oz. Ag	0% (10% x 0)
	Gold Production on guidance	10%	605k oz.	621k oz.	638k oz.	>655k oz.	579.3k oz. Au	0% (10% x 0)
	Silver segment cash cost(3) on guidance	10%	<$10.00	<$9.50	<$9.00	<$8.50	$11.51	0% (10% x 0)
	Gold segment cash cost(3) on guidance	10%	<$925	<$891	<$858	<$825	$899.00	5% (10% x 0.5)
Discretionary Component (up to 25%)(1)								20%
Total Performance and Formulaic Payout for 2021								70%

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Notes:
(1)Our total weight for all established categories is 100%. The Board has discretion to award an additional 25%, reduce the award, or eliminate the award.
(2)Environmental & Social measures include safety metrics such as LTIF and LTIS, and the overall AIP score is adjusted downward if we experience any work-related fatalities. LTIF is the number of accidents multiplied by 1,000,000 hours, divided by the total hours worked. LTIS is number of work days lost multiplied by 1,000,000 hours, divided by the total hours worked.
(3)Cash cost per payable ounce, net of by-product credits is a non-GAAP measure. Readers should refer to the “Alternative Performance (Non-GAAP) Measures” section of the Company’s MD&A for the period ending December 31, 2021, dated February 23, 2022, for further information and for a detailed reconciliation of this measure.
2021 Executive AIP Awards

Executive	Base Salary (CAD$)	AIP Target Of Base Salary (%)	Total Performance Factor(1) (%)	Total Award (CAD$)
Michael Steinmann President and CEO	1,225,000	125	70	1,071,880
Steven Busby COO	628,500	80	70	386,400(2)
A. Robert Doyle CFO	525,500	80	82	345,040
Andres Dasso SVP, Operations	526,500	80	85	358,020
Christopher Lemon General Counsel	501,600	80	90	359,150

Notes:
(1)Performance factors for award are based on combined corporate and individual results, as applicable, and may be rounded. AIP awards are paid in the calendar year following the year the Executive’s performance is assessed. For example, the AIP award for 2021 performance was awarded in February 2022 and paid in March 2022.
(2)Mr. Busby’s AIP was calculated on an adjusted base salary of CAD$690,000 that was effective as of January 1, 2022.
Long-Term Incentive Plan
Executives may also be granted RSUs, PSUs, Options, and Compensation Shares under our LTIP guidelines and pursuant to our Option Plan, respectively. We believe that the mix of these incentive formats provides the best vehicle to attract and retain personnel. Through these incentive alternatives, eligible employees are given an opportunity to participate in our future success and are aligned with the interests of our shareholders.
The LTIP and Option Plan provide respective guidelines to the Board regarding the grant of Options, RSUs, PSUs and Compensation Shares, which are limited to key management positions that have responsibility for influencing our policy, strategy, and long-term performance. The LTIP can be amended or suspended at any time at the Board’s discretion. The Board can also amend award targets, change performance metrics, and revise the mix of award vehicles.
The LTIP provides guidelines for calculating incentive target awards for eligible employees based on their positions, long-term potential, and long-term contributions to our success. Targets are based on an employee’s base salary and are dependent on the employee’s responsibilities and contribution to our long-term performance. Employees eligible for LTIP must take 20% of their award in the form of RSUs, but are given the opportunity to select Options, Compensation Shares and/or RSUs for the remaining 75% of their LTIP award in 25% increments.
The formula for the LTIP calculation is as follows:
Base Salary x Target %
LTIP targets range from 140% to 200% of base salary, inclusive of PSU targets, for our Executives as detailed in the following table.

Executive	Base Salary (CAD$)	Target Percentage(1) (%)	Target Percentage (PSU) (%)	Target Amount(2) (CAD$)
Michael Steinmann President and CEO	1,225,000	100	100	2,450,000
Steven Busby COO	628,500	100	40	879,900

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Executive	Base Salary (CAD$)	Target Percentage(1) (%)	Target Percentage (PSU) (%)	Target Amount(2) (CAD$)
A. Robert Doyle CFO	525,500	100	40	735,700
Andres Dasso SVP, Operations	526,500	100	50	789,750
Christopher Lemon General Counsel	501,600	100	40	702,240

Notes:
(1)Excluding PSUs which have a separately defined target percentage.
(2)LTIP consisted of annual grants of Compensation Shares, RSUs, PSUs and/or Options.
Compensation Shares
For Compensation Share awards, participants are issued Shares, which bear a three (3) year no-trade legend. There is no gross-up on annual Compensation Share awards.
RSUs
RSUs are notional Share units that mirror the market value of the Shares. Each vested RSU entitles the holder to a cash payment equal to the value of an underlying Share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed during the term of the RSU that are notionally applicable to such underlying Shares. RSUs have a term of three years and vest in three tranches: 1/3 each on the first, second and third anniversaries of the grant date. The unit value for the RSU grants is equal to the volume weighted average trading price of the Shares on the TSX during the five trading days on which at least one board lot of Shares is traded prior to the date the RSUs are granted. The value during the vesting period of an RSU fluctuates with any change in the Company’s share value. At the Company’s discretion, RSUs may be settled in Compensation Shares issued from the Company’s treasury pursuant to the Option Plan, in Shares purchased from the market, or in cash. RSUs are settled at the end of each vesting period. To date, all RSUs have been settled in cash. Please refer to the description of the Company’s Option Plan included in Appendix C for additional information about Compensation Shares.
Options
Beginning with LTIP awards granted in 2021, vesting occurs over three years with 1/3 vesting on the first anniversary of the grant date, 1/3 vesting on the second anniversary, and 1/3 vesting on the third anniversary. Option awards prior to 2021 vested over two years, with 50% vesting on the first anniversary of the grant date and the other 50% on the second anniversary. After the date grant of Options, there is a waiting period equivalent to one year prior to any of the Options becoming exercisable. The Options expire after seven years. Please refer to the description of the Company’s Option Plan included in Appendix C for additional information.
PSUs
PSUs are notional Share units that mirror the market value of the Shares. PSUs align shareholder and employee interests by tying the value of the PSUs to the value of the underlying Shares and to our performance. The vesting period also supports longer-term decision-making as it is based on a three-year period (the “Performance Period”).
Each vested PSU entitles the holder to a cash payment equal to the value of an underlying Share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed during the Performance Period that are notionally applicable to such underlying Shares. PSU grants vest on the third anniversary of the grant date, subject to certain exceptions in the case of voluntary termination or retirement for long-term employees and death or total disability, and unless otherwise determined by the Board.
PSUs cannot be redeemed and will not be paid out unless and until they vest according to their terms. Performance results based on pre-determined performance criteria and the corresponding performance multiplier at the end of the Performance Period determine how many PSUs vest for each participant. The Board has the discretion to vary the amount paid or the payout calculation at the end of the Performance Period to take into account unusual circumstances or other factors that may have had a significant effect on the achievement of the performance-based criteria.
The HRC Committee makes recommendations to the Board with respect to the value of grants to be given to each participant.
The number of PSUs granted is determined by dividing the grant value approved by the Board by the unit value of each PSU. The unit value for each PSU is the volume weighted average Share trading price on the TSX during the twenty trading days before the grant date, on which at least one board lot of Shares (as defined by the TSX) is traded.
The Board has decided that for PSUs, performance will be assessed looking at our TSR over three years from the date of grant.

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TSR is the total return to a shareholder on an investment in a Share over a given period of time. TSR includes stock price appreciation or depreciation at the end of the period, plus dividends and any other cash equivalent distributions during the period.
Our TSR is compared to a peer group of precious metals companies who are determined at the time of grant. TSR is calculated for Pan American and our peers at the beginning of the Performance Period to determine the number of PSUs to be granted and at the end of the Performance Period to determine the number of PSUs that vest.
Calculations are done as set out in the following table.

Date of Measure	Measure	Time Period	Requirement
Grant date (First day of Performance Period)	Volume weighted average share trading price on the TSX	20 business days prior to grant date	One board lot traded
Vesting date (Last day of Performance Period)	Volume weighted average share trading price on the TSX	20 business days prior to vesting date	One board lot traded
For the 2021 award, the peer group used for benchmarking TSR performance was selected based on companies that meet the following criteria:
•are primarily silver producers or otherwise have a production profile similar to us;
•have reasonably comparable revenues and market capitalization;
•have broad scope and complexity of operations and projects; and
•compete for investment dollars.
Based on the foregoing, the following companies were selected:

Coeur Mining Inc.	Fresnillo PLC
Endeavour Silver Corp.	Hochschild Mining PLC
First Majestic Silver Corp.	Hecla Mining Company
Fortuna Silver Mines Inc.	SSR Mining Inc.
Eldorado Gold Corporation
The market price of silver is also included in the performance peer group as it represents an alternative investment opportunity. Our ranking versus peers on TSR determines the percentage of units that vest, according to the following scale:

Performance Level	TSR Percentile Ranking vs Peer Group	Percentage Vested
Maximum	75th Percentile or above	200%
Target	50th Percentile	100%
Minimum	25th Percentile or below	0%
The HRC Committee and Board consider management’s recommendations, the employee’s performance evaluation, the employee’s long-term potential with us, and the Company’s performance when making LTIP awards. The HRC Committee meets in-camera to determine the award level for the CEO after completing his performance evaluation.
2021 LTIP Awards

Executive	Base Salary (CAD$)	Percentage of Target Awarded (%)(1)	Amount Awarded in Shares (CAD$)(2)	Amount Awarded in Options (CAD$)	Amount Awarded in RSUs (CAD$)(2)	Amount Awarded in PSUs (CAD$)(3)	Total amount awarded (CAD$)
Michael Steinmann President and CEO	1,225,000	100 + 100	612,500	0	612,500	1,225,000	2,450,000
Steven Busby COO	628,5006	100 + 40	471,375	0	157,125	251,400	879,900
A. Robert Doyle CFO	525,5005	100 + 40	525,500	0	0	210,200	735,700
Andres Dasso(3) SVP, Operations	526,5005	100 + 50	394,875	0	131,625	263,250	789,750
Christopher Lemon General Counsel	501,600	100 + 40	250,800	0	250,800	200,640	702,240

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Notes:
(1)    Percentages represent LTIP target + PSU target awarded.
(2)    In December 2021, the Company awarded Shares with a three-year hold period, and RSUs, both at a value of CAD$30.70 per unit/Share. The Company used as its assumptions for calculating fair value a risk-free interest rate of 1.95%, weighted average volatility of 44%, expected lives ranging from 4 years based on historical experience, dividend yield of 2.4% and an exercise price of CAD$30.70 per Share. The weighted average fair value of each option was determined to be CAD $9.39.
(3)    In December 2021, the Board approved the issuance of 79,417 PSUs for the above executives, based on a value of CAD$32.72 per Share with a grant date of December 10, 2021. The Company calculated the Share price using a 20-day weighted average Share price before the grant date.
Option and Compensation Share Plan
The Option Plan governs our issuance of Options and Compensation Shares. The key terms of the Option Plan are set out below and a more detailed description is provided in Appendix C.
The Option Plan was established by the Board and approved by shareholders on May 13, 2008 and has been amended from time to time. The most recent amendments were approved by our shareholders on May 11, 2015. Awards of Options and Compensation Shares under the LTIP are made in accordance with the Option Plan. The Option Plan allows: (i) the granting of Options to purchase Shares; and/or (ii) the direct issuance of Compensation Shares to our employees, directors and service providers.
All grants under the Option Plan are made at the discretion of the Board. The term of any Options granted may not exceed ten years. The Board may issue up to 500,000 Compensation Shares each calendar year. The maximum number of Shares under the Option Plan which may be issued for Options granted or Compensation Shares awarded is 6,461,470 Shares, representing approximately 3.1% of our issued and outstanding Shares as at December 31, 2021.
Under the Option Plan, no one may receive the equivalent of more than 5% of our total outstanding Shares (on a non-diluted basis). Similarly, non-employee directors may not receive an annual equity award worth more than $100,000 (excluding Options or Compensation Shares taken in lieu of cash fees). Other Option Plan maximums are set out in Appendix C.
Exercise of Options
The exercise price of Options granted under the Option Plan will be the weighted average trading price of our Shares on the TSX for the five trading days prior to the grant date. The Option Plan provides for an optional cashless exercise mechanism where the optionee elects to relinquish the right to exercise their unexercised vested Options and receive, in lieu thereof, a number of fully paid Shares.
The number of Shares issuable pursuant to any such cashless exercise is equal to the quotient obtained by dividing the product of the number of unexercised vested Options tendered for disposition multiplied by the difference between the market price and the Option price of all Shares subject to the tendered unexercised vested Options by the market price of one Share, represented by the following formula:

A x (X – Y) X		A - is the number of vested Options tendered for disposition pursuant to the notice of disposition
	Where:	X - is the market price of the Shares on the date of the notice of disposition
Y - is the Option price of the unexercised vested Options in question
Termination of Options
Under the Option Plan, Options are non-assignable and non-transferable, and are subject to the vesting provisions determined by the Board. Where an Option holder’s employment with us is terminated, other than for cause or by reason of death or disability, Options granted under the Option Plan will terminate on the earlier of the expiry date of the Options, or 30 days after termination of employment.
Adjustment Provisions
The Option Plan also contains an adjustment mechanism to alter the exercise price or number of Shares issuable under the Option Plan if there is a Share reorganization, corporate reorganization or other event not in the ordinary course of business.
Blackout Period
If Options expire during a period when trading of our securities by certain persons as designated by us is prohibited (a “Blackout Period”) or within ten business days afterwards, the term of those Options will be extended to ten business days after the Blackout Period, unless the TSX does not permit such an extension.

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Amending the Option Plan
The Option Plan provides that the Board may make certain limited amendments to the Option Plan or any Option without shareholder approval, such as amendments of a “housekeeping” nature. Other amendments require shareholder or disinterested shareholder approval, such as varying the strike price of Options or other matters that may be required by applicable law, rules or stock exchange requirements. Please refer to Appendix C for a complete description of the matters relating to amendments of the Option Plan.
Benefits
We make an array of quality group benefit alternatives available to address our employees’ health and other needs, and those of their dependents. We consider these benefits necessary to be competitive in the current market.
Perks
We do not provide perquisites (perks) such as club memberships, use of private aircraft or car allowances to our Executives.
Financial Assistance
We do not provide financial assistance to directors, officers or employees to help them purchase Shares or exercise Options granted under the Option Plan.
Supplemental Executive Retirement Plan
We sponsor a Supplemental Executive Retirement Plan (“SERP”) in Canada. The SERP was developed in 2016 for certain executives who work in Canada and who are subject to the limitation imposed by the Canadian Income Tax Act (the “Tax Act”) on annual RRSP contributions. The SERP is considered to be a defined contribution plan for the purposes of this Circular. For the purpose of the Tax Act, the SERP is intended to be a retirement plan funded as a retirement compensation arrangement. It is not intended to qualify as a registered pension plan.
In 2021, SERP benefits were accumulated based on 45% of annual base salary for the CEO and the COO and based on 25% of annual base salary for the CFO and the General Counsel. The SVP, Operations does not participate in the SERP. Contributions under the SERP are invested, and are payable to the executives upon retirement, death, or termination without cause.
The SERP is funded through retirement compensation arrangements held by the Canada Western Trust Company. The SERP program is funded on an annual basis. We consider the SERP an important component of attraction and retention.
During the year ended December 31, 2021, we paid a total of CAD$1,090,850 in contributions on behalf of the CEO, COO, CFO, and General Counsel. The following table summarizes the SERP contributions up to the most recently completed fiscal year:

Executive	Value at Dec 31, 2020 CAD$	Company Contributions during 2021 CAD$(1)	Accumulated Value at Dec 31, 2021 (Unvested) CAD$(2)
Michael Steinmann President and CEO	2,135,250	551,250	2,686,500
Steven Busby COO	1,304,920	282,825	1,587,745
A. Robert Doyle CFO	248,925	131,375	380,300
Christopher Lemon General Counsel	227,330	125,400	352,730

Notes:
(1)Employer contributions were made in March 2021.
(2)This amount excludes annual return value.
Executive Share Ownership
In November 2016, the HRC Committee resolved that the President and CEO is expected to have reached an ownership level of at least three times annual base salary in Pan American equity and equity-based instruments within 60 months of such resolution. All of the other Executives were expected to have reached an ownership level of at least an amount equivalent to one times their annual base salary in Pan American equity and equity-based instruments within 48 months. In late 2020, the HRC Committee revised the share ownership level to two times their annual base salary for the other Executives.

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The following table illustrates the salary and equity and equity-based holdings of our Executives as of December 31, 2021:

Named Executive Officer	Base Salary CAD($)	Common Shares (#)	RSUs (#)	PSUs (#)	Total Equity Holdings (#)(1)	Value of Holdings with the 5-year average Share Price CAD$(2)	Multiple of Salary
Michael Steinmann President and CEO	1,225,000	108,653	36,323	101,243	246,219	6,721,779	5.5
Steven Busby COO	628,500	97,904	9,516	19,693	127,113	3,470,185	5.5
A. Robert Doyle CFO	525,500	69,702	3,629	16,314	89,645	2,447.309	4.7
Andres Dasso SVP, Operations	526,500	85,873	8,002	24,470	118,345	3,230,819	6.1
Christopher Lemon General Counsel	501,600	18,496	15,248	13,961	47,705	1,302,347	2.6

Notes:
(1)Includes outstanding vesting and unvested Shares, RSUs, and PSUs as of December 31, 2021.
(2)Based on the five-year average share price of CAD$27.30 and base salaries at December 31, 2021.
Mr. Steinmann holds 108,653 Shares as of the date of this Circular and, utilizing the closing price of our Shares on the TSX on March 15, 2022 (CAD$33.90), the value of his Shares was CAD$3,683,337 representing a multiple of approximately three times his base salary.
Securities Authorized for Issue Under Equity Compensation Plans – December 31, 2021(1)(2)

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted-average exercise price of outstanding Options, warrants and rights (CAD$)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	701,139(1)(4)	36.30	2,687,110(3)(5)
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	701,139(1)(4)	36.30	2,687,110(3)(5)

Notes:
(1)The information in this table includes Options and Compensation Shares which are settled in Shares, and also includes RSUs which may be settled in Shares at Pan American’s election. To date, all RSUs have been settled in cash.
(2)Excludes 835,874 replacement options granted to ex-Tahoe employees as part of the Tahoe transaction.
(3)The number of Shares issuable under the Option Plan (6,461,470), less Shares issued (including directors’ annual compensation), less Options exercised, and less the number of Options and RSUs outstanding, with any Options that terminate or expire or any RSUs that vest without the issuance of Shares being available for re-grant. We do not have any warrants or other rights outstanding under our equity compensation payments.
(4)Represents 0.33% of our fully diluted weighted average shares outstanding for 2021.
(5)Represents 1.28% of our fully diluted weighted average shares outstanding for 2021.
Option and Compensation Share Grant Rate
The following table sets forth the number of Options and Compensation Shares granted and outstanding under the Option Plan and burn rates for the past three years as at December 31:

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	2021		2020		2019
Measure of Dilution	Options and Compensation Shares (#)	Percentage of Weighted Average Shares Outstanding(1) (%)	Options and Compensation Shares (#)	Percentage of Weighted Average Shares Outstanding(1) (%)	Options and Compensation Shares (#)	Percentage of Weighted Average Shares Outstanding(1) (%)
Options
Annual Option Grant(2)	53,115	0.03(3)(7)	7,605	0.00(3)(4)	22,788	0.01(3)(4)
Options Exercised or Terminated	(91,529)		(203,087)		(252,472)
Options Outstanding	279,003	0.13	300,120	0.14	495,602	0.25
Compensation Shares
Annual Compensation Share Grant(5)	133,077	0.06 (5)	93,730	0.04(6)	152,391	0.08(6)
Total (Combined) Burn Rate	186,192	0.09(6)	101,335	0.05(7)	175,179	0.09(7)

Notes:
(1)Fully diluted weighted average shares outstanding for 2021: 210,435,905, 2020: 210,295,395, and for 2019: 201,570,684.
(2)The total number of Options granted in the applicable year under the Option Plan.
(3)Option burn rate: calculated as the total number of Options granted in the applicable year, divided by the fully diluted weighted average shares outstanding in the applicable year.
(4)Excludes 835,874 replacement options granted to ex-Tahoe employees as part of the Tahoe transaction and 188,128 options exercised, forfeited, and expired.
(5)The total number of Compensation Shares granted during the year under the Option Plan, including those issued to directors as part of their annual director’s compensation during the year.
(6)Compensation Shares burn rate: calculated as the total number of Compensation Shares granted in the applicable year, divided by the fully diluted weighted average shares outstanding in the applicable year.
(7)Total (Combined) Burn Rate: calculated as total number of securities (Compensation Shares and Options) granted in the applicable year, divided by the fully diluted weighted average shares outstanding in the applicable year.
Executive Share and Option Awards Outstanding as at December 31, 2021

	Option-based Awards			Share-based Awards
Executive	Number of Securities underlying unexercised Options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money Options (CAD$)(1)	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share- based awards that have not vested (CAD$)(1)	Market or payout value of vested share-based awards not paid out or distributed (CAD$)(1)
Michael Steinmann President and CEO	0				62,502	1,972,563	-
Steven Busby COO	16,576	9.76	Dec 11, 2022	361,357	30,730	969,839	-
A. Robert Doyle CFO	0				23,165	731,087	-
Andres Dasso SVP, Operations	0				32,719	1,032,612	-
Christopher Lemon General Counsel	0			0	26,622	840,190	-

Notes:
(1)Based on the closing price of our Shares on the TSX as at December 31, 2021, being CAD$31.56.
(2)Includes unvested RSUs and Compensation Shares that are subject to the remaining hold period. Does not include PSUs as they are paid in cash.

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Value of Vested Share and Option Based Awards and Earned Non-Equity Incentive Plan Compensation for Executives during 2021

Executive	Option-based awards – Value vested during the year (CAD$)	Share-based awards – Value vested during the year (CAD$)(1)	Non-equity incentive plan compensation – Value earned during the year (CAD$)(2)
Michael Steinmann President and CEO	0	1,111,960	1,623,130
Steven L. Busby COO	0	589,107	669,225
A. Robert Doyle CFO	0	566,480	476,415
Andres Dasso SVP, Operations	0	513,619	403,146
Christopher Lemon General Counsel	0	444,000	484,550

Notes:
(1)Includes 1/3 of 2018 RSUs that vested on December 7, 2021, reported at the share price of CAD$30.88; 1/3 of 2019 RSUs vested on December 6, 2021, reported at the share price of CAD$30.78; and 1/3 of 2020 RSUs that vested on December 13, 2021, reported at the share price of CAD$29.68.
(2)Non-equity incentive compensation includes AIP payout and SERP, except for SVP, Operations which includes only AIP payout.
Total Executive Compensation Summary
The following table summarizes the three-year total compensation summary for Executives as at December 31, 2021:

Executive	Year	Salary (CAD$)	Share- based Awards (CAD$)(1)	Option- based Awards (CAD$)	Non-equity Incentive Plan Compensation (CAD$)		Pension Contribution Value (CAD$)	All Other Compensation (CAD$)(3)	Total Compensation (CAD$)
					Annual Incentive Plans(2)	Long-term Incentive Plans
Michael Steinmann	2021	1,225,000	2,450,000		1,071,880		551,250	48,000	5,346,130
President and CEO	2020	1,022,417	2,450,000	0	1,704,280	n/a	432,000	0	5,608,697
	2019	960,000	1,766,000	0	1,410,000	n/a	432,000	0	4,578,000
Steven Busby	2021	628,500	879,900		386,400		282,825	29,021	2,206,646
COO	2020	563,696	854,000	0	635,140	n/a	261,185	0	2,314,021
	2019	580,410	725,513	0	545,590	n/a	261,185	0	2,112,698
A. Robert Doyle	2021	525,500	735,700		345,040		131,375	23,510	1,761,125
CFO	2020	463,273	714,000	0	484,400	n/a	117,500	0	1,779,173
	2019	470,200	587,750	0	451,860	n/a	117,500	0	1,627,310
Andres Dasso	2021	526,500	789,750		358,020			62,851	1,737,121
SVP, Operations	2020	507,067	766,500	0	523,880	n/a	n/a	48,294	1,845,741
	2019	495,430	743,145	0	460,750	n/a	n/a	47,768	1,747,093
Christopher Lemon	2021	501,600	702,240		359,150		125,400	24,350	1,712,740
General Counsel	2020	460,200	608,750	0	467,230	n/a	121,750	0	1,657,930
	2019	472,300	590,375	0	472,110	n/a	105,580	0	1,640,365

Notes:
(1)    In 2021, the Board approved the issuance of 79,417 PSUs for the above Executives based on a value of CAD $32.72 per Share with the grant date of December 10, 2021. The Company calculated the Share price using a 20-day weighted average Share price before the grant date. In December 2020, the Company awarded Shares with a three-year hold period and RSUs with a three-year vesting period, both at a value of CAD$30.70 per unit/Share. The Company used as its assumptions for calculating fair value a risk-free interest rate of 1.95%, weighted average volatility of 44%, expected lives ranging from 4 years based on historical experience, dividend yield of 2.4% and an exercise price of CAD$30.70 per Share. The weighted average fair value of each option was determined to be CAD $9.39.
(2)    AIP awards are paid in the calendar year following the year the Executive’s performance is assessed. For example, the AIP award for 2021 performance was awarded in February 2022 and paid in March 2022.
(3)    These amounts reflect: (i) in the case of Mr. Dasso, additional compensation for location premiums, given the substantial time away from the Executive’s family in remote locations with minimal conveniences; and (ii) in the case of all Executives, amounts equivalent to the temporary voluntary reductions in base salary taken in Q2 2020 that were subsequently re-imbursed in 2021.

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Employment Agreements, Change of Control and Other Termination Payments
Employment Agreements
Each Executive is currently engaged under an employment agreement. All of these agreements are for an indefinite term and each provides for, among other things, a base salary (that may be adjusted annually by the Board on the recommendation of the HRC Committee), discretionary bonus, vacation time, and extended benefits. These agreements also include a conflict of interest clause and a confidentiality clause that the Executive agrees to comply with as part of their employment terms and conditions. Pursuant to these employment agreements, Executive employment may be terminated as a result of a) Change of Control, b) termination without cause, c) termination with cause, d) retirement, e) death, or f) disability.
Double Trigger Change of Control Provisions
The employment agreements also stipulate the terms and conditions that would be applicable to each Executive in the event of a “Change of Control.” Under the employment agreements, a Change of Control occurs when any person acquires, whether directly or indirectly, 50% or more of the outstanding Shares of Pan American, or results in such person acquiring sufficient Shares to replace the majority of the Board of Pan American with its nominees and so replaces the Board.
Moreover, the triggering of the Change of Control obligations would apply only in the presence of both of the following:
•a Change of Control of Pan American; and
•a triggering event where the employee is terminated without cause or, within a specified period of time after the Change of Control, elects to resign for “good reason” (as defined in the terms of the employment agreements), such as a reduction by the Company of the employee’s annual salary or benefits, or any material change in the status of the employee or work location, without the consent of the employee.
No Executive would receive any incremental benefits due to a Change of Control alone without the second trigger.

Compensation Element	Termination following a Change of Control	Termination without Just Cause	Termination with Cause	Retirement	Death	Termination upon Disability
Severance

•    2 years base salary, plus 2 years bonus at target, plus one month salary for every year of service to a max of 2.5 years for Mr. Steinmann.
•    2 years base salary, plus 2 years bonus at target, for each of Messrs. Busby, Doyle, Dasso and Lemon.

•    2 years base salary, plus 2 years bonus at target, plus one month salary for every year of service to a max of 2.5 years for Mr. Steinmann.
•    2 years base salary, plus 2 years bonus at target, for each of Messrs. Busby, Doyle Dasso and Lemon.
			None	None	• For all Executives with 2 years base salary, 1 year base salary. • For all Executives with 1 year base salary, 6 months base salary. • Pro-rated portion of AIP, if approved by the Board	• For all Executives with 2 years base salary, 1 year base salary. • For all Executives with 1 year base salary, 6 months base salary. • Pro-rated portion of AIP, if approved by the Board
PSUs	Unvested PSUs will be paid pro rata on the effective date.	PSUs continue to vest and become payable on the vesting date.	All non-vested PSUs will be cancelled.	PSUs continue to vest and become payable on the vesting date.	PSUs continue to vest and become payable to the employee’s estate on the vesting date.	PSUs continue to vest and become payable on the vesting date.
RSUs	All RSUs will continue to vest and will become payable on the vesting date.	All RSUs will continue to vest and will become payable on the vesting date.	All non-vested RSUs will be cancelled.	All RSUs will continue to vest and will become payable on the vesting date.	All RSUs will continue to vest and will become payable to the employee’s estate on the vesting date.	All RSUs will continue to vest and will become payable on the vesting date.
Options(2)	If the surviving entity assumes outstanding awards made under the Option Plan (without seeking amendment), each vested Option shall be exercisable any time up to,	Each vested Option shall be exercisable any time up to, but not after the earlier of the expiry date, and the date	Each vested Option shall be exercisable anytime, up to, but not after	Each vested Option shall be exercisable any time up to, but not after the	Each vested Option shall be exercisable any time up to, but not after, the	Each vested Option shall be exercisable any time up to, but not after, the earlier of the expiry date, and

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Conditions Relating to Other Compensation Elements upon Termination

Compensation Element	Termination following a Change of Control	Termination without Just Cause	Termination with Cause	Retirement	Death	Termination upon Disability

but not after the earlier of the expiry date, and the date which is 30 days after termination date.
If the surviving entity does not assume outstanding awards under the Option Plan:
a) the vested Options are exercisable until the time immediately prior to the completion of the transaction.
b) 50% of unvested Options held as of the completion date become conditionally exercisable 21 days prior to the transaction closing date and ending immediately prior to the completion of the transaction.
		which is 30 days after termination date.	the earlier of the expiry date, and the date on which the optionee ceases to be a director, officer or service provider.	earlier of the expiry date, and the date which is one year after the retirement date.	earlier of the expiry date, and the date which is one year after death.	the date which is one year after the date of disability.
SERP (CEO and senior Executives)	The Company will remit to the Trustee a contribution equal to the contribution required for the next two and one-half years. After the remittance, the SERP becomes payable to the Executive.	The Company will remit to the Trustee a contribution equal to the contribution required for the next two years. After the remittance, the SERP becomes payable to the Executive.	None	The Company will cease to make contributions and the SERP becomes payable to the Executive	The Trustee will pay to the Beneficiary(ies) two lump sums, the first sum being paid from the proceeds of the SERP, the second from the refundable tax received by the SERP trust.	The Company will cease to make contributions. The SERP becomes payable to the Executive.
Benefits	Continuation of benefits for two years unless the employee has replaced the benefits with alternate employment.	Continuation of benefits for two years unless the employee has replaced the benefits with alternate employment.	None	No group benefits are provided to retirees.	None	Continuation of benefits for six months from the date of permanent incapacitation.
For additional Option Plan information, including with respect to exercise on a Change of Control, refer to Appendix C.
Incremental Payments on Termination Assuming Termination on December 31, 2021

	Michael Steinmann President and CEO	Steven Busby COO	A. Robert Doyle CFO	Andres Dasso SVP Operations	Christopher Lemon General Counsel
Change of Control (CAD$)
Severance Payment(1)	7,247,917	2,262,600	1,891,800	1,895,400	1,805,760
Unvested PSUs(2)	3,196,491	864,523	517,079	772,273	440,609
Unvested RSUs(3)	-	-	-	-	-
Unvested Options	-	-	-	-	-
SERP	1,722,656	707,063	262,750	-	250,800
Benefits	97,275	71,882	50,029	40,987	56,926
TOTALS	12,264,339	3,906,067	2,721,658	2,708,660	2,554,096
Termination Without Just Cause (CAD$)
Severance Payment(1)	7,247,917	2,262,600	1,891,800	1,895,400	1,805,760
Unvested PSUs(3)	-	-	-	-	-
Unvested RSUs(3)	-	-	-	-	-
Unvested Options(4)	-	-	-	-	-
SERP	1,378,125	565,650	262,750	-	250,800
Benefits	97,275	71,882	50,029	40,987	56,926
TOTALS	8,723,317	2,900,132	2,204,579	1,936,387	2,113,486
Other Termination (CAD$)
Voluntary Termination	-	-	-	-	-
Termination with Cause	-	-	-	-	-
Retirement(3)	-	-	-	-	-
Termination upon Death(5)	1,225,000	628,500	525,500	526,500	501,600
Termination upon Disability(5)	1,249,319	646,470	538,007	546,993	515,832

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Notes:
(1)As per executive employment agreement for the President and CEO, the severance payment includes two parts: a payment in lieu of future salary not to exceed 2.5 times base salary and a payment in lieu of AIP two times target. In aggregate, the above severance payment is approximately 2.6 times the President & CEO’s base salary plus bonus.
(2)Unvested PSUs are pro-rated and paid immediately if the employee resigns under a Change of Control.
(3)PSUs and RSUs continue vesting. The value of the PSUs and RSUs are not determinable as of December 31, 2021.
(4)The right to exercise any vested Option, if any, is pursuant to the Option Plan.
(5)These amounts are comprised of salary and the continuing benefits for six (6) months from the date of death or disability and do not include any amounts for RSUs or PSUs which would continue to vest and be payable in the future.
Additional Company Information
Shares and Principal Shareholders
We are authorized to issue 400,000,000 Shares without par value of which 210,474,655 Shares are outstanding as of March 15, 2022.
To the knowledge of our directors and senior officers, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of our issued and outstanding Shares as at December 31, 2021(1).

Note:
(1)    According to the amended Schedule 13G filed by Van Eck Associates Corporation (“Van Eck”) on EDGAR on February 10, 2022, Van Eck owns 20,886,758 Shares as at December 31, 2021, which represents below 10% of our issued and outstanding Shares. In connection with Pan American’s acquisition of Tahoe in 2019, a certain number of CVRs were also issued to Van Eck. Each CVR will be exchanged for 0.0497 of a Pan American Share if the CVR payment condition is satisfied within the required period.
Interest of Certain Persons in Matters to be Acted Upon
Except as otherwise disclosed in this Circular, none of our directors or executive officers at any time since January 1, 2021, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of our Shares or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.
Indebtedness of Directors and Executive Officers
As of the date of this Circular, none of our executive officers, directors, employees or former executive officers, directors or employees or of any of our subsidiaries is indebted to the Company or any of our subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of our subsidiaries. Similarly, the Company is not indebted to any of its directors, officers or employees.
Interest of Informed Persons in Material Transactions
Except as described below, no informed person (as that term is defined in NI 51-102), proposed director, or any associate or affiliate of any informed person or proposed director other than described below, has had any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year, or in any proposed transaction, which has materially affected or will materially affect us or any of our subsidiaries.
Information Security
We recognize the importance of our information systems assets in our business operations and the significance of securing these assets from internal and external threats. Our goal is to ensure adequate protection of our and third-party information assets in accordance with internal policy controls, business requirements, and relevant laws and regulations.
Our information systems assets encompass all components of our information systems, including information network infrastructure and associated hardware and software, and the information stored thereon. Each component of our information systems may be subject to threats such as unauthorized access, modification, loss, damage or destruction. We have established protocols and standards of practice to, among other things (i) identify and monitor internal and external risks and threats to our information systems, and to (ii) develop and implement appropriate protection processes. We have developed our information security management system based on Sarbanes-Oxley controls requirements.
Our Board, primarily through the Audit Committee (which is comprised of 100% independent members), provides top-level oversight of risks relating to our information security and of related policies and practices. Senior management and the head of our corporate information technology (“IT”) department are responsible for establishing, maintaining and implementing corporate information security policies and standards. Business units are responsible for ensuring the implementation of controls and protocols within

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their respective jurisdictions, led by the local IT staff. The senior management team, IT staff, local site management, and all personnel are collectively responsible to ensure protection mechanisms are being utilized and followed to prevent unauthorized access to our information systems. Each user of our information systems is responsible for abiding with the controls and guidelines that we establish. To that end, we have developed a Code of Acceptable Use that establishes standards of acceptable use of, and access to, our information systems.
We engage in regular training on information security matters, including training to staff on physical and remote access restrictions and requirements, authentication requirements such as passwords and other credentials, email and internet threats, downloading software and third-party applications, and device use and disposal. Our Board receives reports from management on information security matters at least annually and on an ad hoc basis as required, and also receives periodic training on cyber-security and information security matters. In 2021, the Board and senior management participated in cyber-security education sessions in February and October, including one session that was led by a very well-known third-party governance advisor.
We engaged a major audit firm in 2017 to perform a cyber-risk assessment on our information systems and completed a subsequent cyber-risk assessment for our operations in Canada. We expect to perform further cyber-risk assessments at our other operations. In addition to our own monitoring, we utilize the services of a third-party managed security service provider to review and report on unusual or suspicious activity on our network and employ a number of third-party threat detection and prevention solutions. Among other things, IT staff, utilizing third-party service providers to assist as required, performs auditing and regularly conducts penetration and phishing testing. As well, we are taking steps to expand our vulnerability testing program. We have not experienced any known significant information security breaches in the last three years. We maintain insurance relating to social engineering fraud risks.

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Additional Governance Disclosure and Appendices

What’s Inside
Appendix A
Corporate Governance Disclosure ………………………………………………………………………………………	54
Appendix B
Mandate of the Board of Directors …………………………………………………………………………………….	61
Appendix C
Summary of Option Plan …………………………………………………………………………………………………….	65

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APPENDIX A
CORPORATE GOVERNANCE DISCLOSURE
Governance Disclosure Guidelines under
National Instrument 58-101 –
Disclosure of Corporate Governance Practices

BOARD OF DIRECTORS
Disclose the identity of directors who are independent.
The following persons proposed for nomination as directors to our Board are considered to be “independent” within the meaning of the Corporate Governance Disclosure Rules and the Nasdaq Rules:

Michael Carroll Charles Jeannes Walter Segsworth Gillian Winckler	Neil de Gelder Jennifer Maki Kathleen Sendall

Disclose the identity of directors who are not independent and describe the basis for that determination. •Michael Steinmann – not independent – President and Chief Executive Officer.
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.
A majority of our directors are independent – seven of our eight current directors (88%), and seven of the eight persons nominated as directors at the Meeting (88%), qualify as independent directors for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules.

If a director or director nominee is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
•Neil de Gelder - member of the board of directors of Reservoir Media Inc.
•Charles Jeannes – member of the board of directors of Orla Mining Ltd. and Wheaton Precious Metals Corp.
•Jennifer Maki – member of the board of directors of Franco-Nevada Corporation and Baytex Energy Corp.
•Walter T. Segsworth – member of the board of directors of Happy Creek Minerals Ltd. and Sabina Gold & Silver Corp.
•Michael Steinmann – member of the board of directors of Lumina Gold Corp.
•Gillian Winckler – member of the board of directors of FLSmidth & Co. A/S and West Fraser Timber Co. Ltd.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.
At each regularly scheduled meeting of the full Board held in February, March, May, August, November, and December, the independent members of the Board hold an in-camera meeting at which non-independent directors and members of management are not in attendance. The Chair is the primary chair of the independent sessions and directors in attendance are encouraged to raise any concerns or issues that they may have. There are no fixed durations for the in-camera sessions.
For the financial year ended December 31, 2021, there were 6 meetings of the full Board and each meeting including an in-camera session. We anticipate that in-camera sessions will be conducted at each regularly scheduled Board meeting.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.
Gillian Winckler is currently the Chair of the Board and is considered an independent director for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules. The roles and responsibilities of the Chair are stated in the “Mandate of the Board Chair” available on our website at www.panamericansilver.com.

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Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.
For the financial year ended December 31, 2021, the Board held 6 meetings of the full Board. The attendance records of each of the directors for the most recently completed financial year are set out under the heading “Director Attendance” on page 25 of the Circular.

BOARD MANDATE
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.
The Board approved an updated written mandate that defines its stewardship responsibilities, which was most recently being updated in 2021. The full text of “Mandate of the Board of Directors” is included in Appendix B to this Circular and is available on our website at www.panamericansilver.com.

POSITION DESCRIPTIONS
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.
The Board approved an update to the written position description for the chair of each committee in 2019, titled “Mandate for all Committee Chairs”, a copy of which is available on our website at www.panamericansilver.com.
The chair of each committee has been provided with a mandate for the committee and has accepted leadership responsibilities for ensuring fulfillment of the applicable mandate. Each chair is sufficiently skilled through education and experience to lead the respective committee.
In 2021, the Board approved an update to the written position description for the board chair, titled “Mandate of the Chair of the Board”, a copy of which is available on our website at www.panamericansilver.com.

Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and Chief Executive Officer have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.
In 2019, the Board approved an update to the written position description for the Chief Executive Officer, titled “Mandate of the Chief Executive Officer”, a copy of which is available on our website www.panamericansilver.com.

ORIENTATION AND CONTINUING EDUCATION
Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.
Each new director, on joining the Board, is given an outline of the nature of our business, our corporate strategy, our current issues, our expectations concerning input from directors and the general responsibilities of our directors. Each new director is provided with a Board manual which includes all Board-related policies, mandates and charters, as well as certain of our policies that affect all employees, including the Board. New directors meet with management to discuss and better understand our business and will be advised by our counsel of their legal obligations as directors.
Directors periodically tour our mines and development sites to give the directors additional insight into our business. In 2021, six of our directors visited our operations at Timmins and four of our directors visited our operations at La Colorada and Dolores. In addition, all directors are provided with monthly management reports regarding our business and operations.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
We provide the Board with periodic presentations and education sessions on topics related to our business and support the attendance of our directors at seminars, conferences and other professional development events that are of interest and of relevance to their position as a director. The Nominating and Governance Committee (the “N&G Committee”) is responsible for arranging funding for such attendance. Directors are encouraged to introduce topics of discussion that they feel are of particular importance to the Board, and they may request presentations or additional training by management or external advisors. In 2021, the Board received cyber-security training presented by third-party consultants in February and October.
Directors are also kept apprised of regulatory, industry and political changes that could have an effect on our business.

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Pending resolution of ongoing travel restrictions and safety considerations due to COVID-19, directors have been and will continue to be given tours of our mines and development sites to give the directors additional insight into our business. In addition, all directors are provided with monthly management reports regarding our business and operations.
Please also refer to specific Board education and continuing professional development activities during 2021 as noted under the heading “Board Education” on page 22 of this Circular.

ETHICAL BUSINESS CONDUCT
Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
As part of its stewardship responsibilities, the Board has approved a formal Global Code of Ethical Conduct (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. The Code is applicable to all of our directors, officers and employees. The Board, with the assistance of the Audit Committee, the N&G Committee and our General Counsel, monitors compliance with the Code and the Board is responsible for the granting of any waivers from these standards to directors or executive officers. The Company conducts routine and ad hoc internal audits through our internal audit group. We will disclose any waiver of a material departure from these standards granted to our directors or executive officers in our quarterly report that immediately follows the grant of such waiver. The Code is reviewed annually by the N&G Committee.
There has been no conduct of a director or executive officer that constitutes a departure from the Code, and no material change report in that respect has been filed.
The full text of the Code is available on our website at www.panamericansilver.com.
We have also approved other polices related to the ethical and responsible conduct of business, including the Anti-Corruption Policy, the Social Sustainability Policy, the Human Rights Policy, and the Supplier Code of Conduct. Please refer to the information provided under the headings “Corporate Governance Overview” and “Ethical and Responsible Business Conduct” beginning on page 16 of this Circular.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Directors must disclose to the General Counsel any instances in which they perceive they have a material interest in any matter being considered by the Board. If it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the matter at issue is being considered by the Board. Each director is also subject to the Code, which contains a number of requirements relating to conflicts of interest and other similar matters.

Describe any steps the Board takes to encourage and promote a culture of ethical business conduct.
The N&G Committee is primarily responsible for setting the standards of business conduct contained in the Code and generally for overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct. The Board has also adopted a Global Anti-Corruption Policy (and related Gifts and Hospitality Guidelines), the Social Sustainability Policy, the Global Human Rights Policy, the Supplier Code of Conduct, and the Inclusion and Diversity Policy to further enhance the Company’s standards of ethical business conduct. The full texts of these Policies are available on our website at www.panamericansilver.com.
The Board helps to set the tone for our ethical conduct by considering and discussing ethical matters, including when reviewing our corporate transactions. We have multiple reporting channels in place to encourage the reporting of violations, or suspected violations, of the Code, the Anti-Corruption Policy, or other policies of the Company, including reporting via a telephone hotline or online portal operated by a secure, independent third-party service provider.
Please also refer to the information provided under the headings “Corporate Governance Overview” and “Ethical and Responsible Business Conduct” beginning on page 16 of this Circular.

NOMINATION OF DIRECTORS
Describe the process by which the Board identifies new candidates for Board nomination.
The N&G Committee reviews the qualifications of and recommends to the Board possible nominees for election or re-election to the Board at each of our annual shareholder meetings and identifies, reviews the qualifications of, and recommends to the Board possible

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candidates to fill vacancies on the Board between annual shareholder meetings, as necessary. The N&G Committee also annually reviews and makes recommendations to the Board with respect to the composition of the Board.
All members of the Board and management are encouraged to recommend to the N&G Committee individuals that they believe are suitable candidates for the Board in light of the particular skills, experience and knowledge that is required on the Board, both generally and in specific circumstances, such as at the retirement of a current director. The N&G Committee also utilizes the services of independent search firms at its discretion.

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.
All members of the N&G Committee are outside, non-management, and independent directors in accordance with the Corporate Governance Disclosure Rules, the Nasdaq Rules and the Nominating and Governance Committee Charter.

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The N&G Committee oversees the effective functioning of the Board and annually reviews and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their Charters and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.
Please see the more detailed discussion under the heading “Nominating and Governance Committee” on page 25 of this Circular.

COMPENSATION
Describe the process by which the Board determines the compensation for the issuer’s directors and officers.
The Human Resources and Compensation Committee (the “HRC Committee”), with the assistance of our Chief Executive Officer and our General Counsel, who is also responsible for corporate human resource matters, and compensation consultants, as necessary, reviews overall compensation policies, compares them to the overall industry, and approves the compensation of executive officers other than our Chief Executive Officer.
The HRC Committee, with the assistance of our General Counsel, and compensation consultants, as necessary, makes recommendations to the Board on the compensation of our Chief Executive Officer.
We establish director compensation based on a comparison with other companies in the mining industry and consider the duties and responsibilities of our directors, both at a Board level and the committee level. The N&G Committee reviews our director compensation and related comparative information of our peer group from time to time and will recommend to the Board any changes that it considers appropriate. Please see the more detailed discussion under the headings “Director Compensation” on page 26 and “Executive Compensation” beginning on page 28 of this Circular.

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
The HRC Committee is comprised of four directors. Each member of the HRC Committee is an independent director as required by the Human Resources and Compensation Committee Charter, and for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules.

If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The HRC Committee determines the salary and benefits of our executive officers, determines our general compensation structure, policies and programs, oversees the administration of our annual incentive plan, long-term incentive plan and stock option and compensation share plan, and delivers an annual report to shareholders on executive compensation. In addition, the HRC Committee reviews and makes recommendations to the Board for approval with respect to the annual and long-term corporate goals and objectives relevant to determining the compensation of our senior management, including the Chief Executive Officer.
The HRC Committee also provides oversight with respect to inclusion and diversity and other human resources matters across the organization.
Please see the more detailed discussion under the headings “Human Resources and Compensation Committee” and “Compensation Governance” on pages 25 and 32 of this Circular.

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OTHER BOARD COMMITTEES
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Board has a Communities and Sustainable Development Committee (the “CSD Committee”) and a Health, Safety and Environment Committee (the “HSE Committee”), which were established in May 2021 to replace the existing Health, Safety, Environment and Communities Committee (the “HSEC Committee”). Each of the CSD Committee and HSE Committee consist of four directors, three of whom are independent. The former HSEC Committee consisted of three directors, two of whom are independent.
The CSD Committee provides oversight to matters in connection with the Company’s practices and performance with respect to community and sustainability matters, including, but not limited to, engagement and relationships with, and impacts on, communities of interest. Among other things, audits of the Company’s social and sustainability programs and activities and significant social and community issues and grievance matters are reported to the CSD Committee. The CSD Committee is currently composed of four directors, three of whom are independent (including the Chair of the CSD Committee) and one of whom is an executive member of the Board, Mr. Steinmann.
The HSE Committee provides oversight to the conduct of activities at all of the Company’s mines and development projects with respect to health, safety, and environmental matters. Among other things, the HSE Committee review reports from management with respect to audits of health and safety programs, environmental and tailings management systems, and emergency preparedness and response plans, and consider reports from management with respect to significant changes in risk exposure relating to the environment and health and safety matters, including those related to tailings facilities and security. Through its guidance and oversight, the HSEC Committee also plays an important role in ensuring that policies with respect to the health and safety of our employees and the environment are in place at each of our operations and that such policies are being enforced by management. The HSE Committee is currently composed of four directors, three of whom are independent (including the Chair of the HSE Committee) and one of whom is an executive member of the Board, Mr. Steinmann.
In March 2021, the Board eliminated the Finance Committee. The former Finance Committee consisted of three directors, including one director who was independent. The purpose of the Finance Committee was to assist the Board in monitoring and reviewing our financial structure, investment policies and financial risk management programs and make recommendations to the Board in connection therewith. The hedging and financing matters formerly overseen by the Finance Committee have been re-directed to the purview of the Audit Committee. The former Finance Committee did not hold any meetings in 2021.
Please see more detailed discussions under the headings “Communities and Sustainable Development Committee” on page 23 of this Circular and “Health, Safety and Environment Committee” on page 24.

ASSESSMENTS
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.
The Chief Executive Officer is assessed each year on the basis of the objectives set out by the Board for that position, the Chief Executive Officer’s individual performance throughout the year and that individual’s ability to execute on long-term strategy. The Chief Executive Officer is assessed first by the HRC Committee and then by the Board as a whole (other than the Chief Executive Officer).
The Board has also appointed a N&G Committee, which proposes and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their charters and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board. The N&G Committee, in consultation with the entire Board, annually reviews the formally established roles and responsibilities of each of the chair of the Board and the Chief Executive Officer and determine against what criteria each such position should be assessed.
The N&G Committee annually assesses the Board as a whole and the committees of the Board. The performance assessments of the Board and each committee of the Board are based on information and feedback obtained from director evaluation questionnaires provided to each director. Each director is asked to complete and return the assessment questionnaire to the chair of the N&G Committee on a confidential basis. The chair of the N&G Committee may discuss the completed questionnaires with individual directors where clarification is required. The evaluation process focuses on Board and committee performance, and also asks for peer feedback and suggestions or comments regarding the performance of the chair of each committee and the lead director. The chair of the N&G Committee reports the results of the performance assessments to the Board.
The Board, in connection with the feedback and recommendations of the N&G Committee, assesses the effectiveness of the members of the Board on an annual basis, and has determined that each Board member is qualified through their current or previous professions and experience.

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DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.
We have not adopted term limits or other formal mechanisms for board renewal. We believe our board has the appropriate level of continuity and renewal without imposing formal mechanisms, particularly term limits or director retirement requirements. In this respect, through the N&G Committee and the annual board assessment process, the Board is able to consider the contribution of current Board members and the skills and experience necessary for an effective and efficient Board and recommend changes to best meet those needs. By way of illustration, since 2012, we have had seven Board members step down from the Board and have had six new members join as at the date of this Circular. On average, our director nominees have a tenure of approximately seven (7) years on our Board and are 64 years of age.

POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD
Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so. If the issuer has adopted a policy, disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions, (ii) the measures taken to ensure that the policy has been effectively implemented, (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.
In 2020, the Board approved an updated Board and Senior Management Diversity Policy (the “Board Diversity Policy”) which recognizes the importance of diversity amongst our Board and senior management team and to emphasize our commitment to diversity. In March 2022, we formally set a target for the Company to maintain representation by women on the Board of at least 30%. The Board Diversity Policy provides a basic framework within which the Company will consider the principle of diversity when recruiting, developing and appointing our senior management team and our Board members, with the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company. The Board Diversity Policy provides that gender diversity will be accorded particular attention when considering Board and senior management appointments with a view to increasing the representation of women amongst the Company’s leadership. Please refer to the complete description of the Board Diversity Policy under the heading “Board and Senior Management Diversity” beginning on page 20 of this Circular.
The N&G Committee regularly considers the Board Diversity Policy and will report to the Board annually on the Company’s advancements related to this policy. In connection with such review, the N&G Committee will consider the effectiveness of the Company’s approach to diversity and will recommend to the Board any changes that it considers appropriate.
There was one woman added to the Board in 2021 for a total of three of eight directors who are women, including the Chair of the Board. If all nominees are elected, the representation of women on our Board will be 38%. The Company continues to actively engage in promoting diversity and awareness throughout the organization, with greater emphasis on developing diversity in leadership roles.

CONSIDERATION OF THE REPRESENTATION OF WOMEN IN DIRECTOR IDENTIFICATION AND SELECTION PROCESS
Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.
The Board Diversity Policy provides a basic framework within which the Company will consider the principle of diversity when identifying, recruiting and recommending Board candidates. In March 2022, we formally set a target for the Company to maintain representation by women on the Board of at least 30%. The N&G Committee will have the most direct impact on developing diversity amongst Board members as a result of its oversight responsibilities on Board composition and function, and with the nomination of candidates to fill Board vacancies. Diversity considerations are expressly recognized in the Nominating and Governance Committee Charter in connection with the identification of candidates for Board nomination.

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CONSIDERATION OF THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.
In March 2022, we formally set a target for the Company to maintain representation by women on the Board of at least 30%. Pursuant to the Board Diversity Policy, in addition to merit-based considerations in the appointment of persons to senior management positions, due consideration will be given to the present level of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity, including gender diversity, might have on the Company and its business. Diversity considerations are expressly recognized in the Mandate of the Chief Executive Officer in connection with the recruitment and development of candidates for senior management positions to ensure the appropriate skill, experience and diversity are adequately reflected in its overall composition of the Company.

ISSUER’S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS
Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so. For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.
In March 2022, we formally set a target for the Company to maintain representation by women on the Board of at least 30%. As of the date of this Circular, women represent 38% of our Board. The N&G Committee, and the Board as a whole, consider the contribution of current Board members and assess the skills and experience necessary for the Board to function effectively and efficiently and will recommend candidates they feel best meet those needs. The N&G Committee will, in addition to considering functional expertise and the skills, knowledge and experience necessary to run our business, also consider diversity when making nominations and recommendations, gender diversity will be accorded particular attention when considering Board and senior management appointments with a view to increasing the representation of women.

Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so. If the issuer has adopted a target referred to above, disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.
We have not adopted a target regarding women in executive officer positions. Like nominations to the Board, candidate recruitment, hiring and promotion are primarily merit-based, but diversity considerations are also important in the decision-making process. We believe that this approach is best suited to ensuring that we have the right candidates who contribute to the success of our Company, not only with their skills and knowledge, but also with their diversity of experience and perspectives, if they are ultimately appointed to an executive officer position.

NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE POSITIONS
Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.
We currently have three female directors (38%) on our Board, including the Chair of the Board, and will have three women on our Board (38%) assuming all of the nominees are elected to the Board at the Meeting.

Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.
We currently have no executive officers who are women. We do have four vice presidents (one of whom is an officer) and three director-level employees on our management team who are women.

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APPENDIX B
MANDATE OF THE BOARD OF DIRECTORS
Subject to the constating documents of Pan American Silver Corp. (the “Company”) and applicable law, the Board of Directors of the Company (the “Board”) has a responsibility for the stewardship of the Company, including the responsibility to supervise the management of and oversee the conduct of business of the Company; provide leadership and direction to management and consider management’s performance in conjunction with the Company’s compensation plans; set policies appropriate for the business of the Company; and approve corporate strategies and goals.
COMPOSITION
A majority of the Board shall be independent1 from the Company.
The directors will be elected each year by the shareholders of the Company at the annual general meeting of shareholders. The Nominating and Governance Committee will recommend to the full Board nominees for election to the Board and the Board will propose nominees to the shareholders for election as directors for the ensuing year.
DUTIES AND RESPONSIBILITIES
a.    A principal responsibility of the Chair of the Board (the “Chair”) will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time. The Chair shall be independent.
b.    The Board will ensure that proper limits are placed on management’s authority.
c.    In conjunction with each annual general meeting and at such other times as may be required, and subject to the constating documents of the Company, the Board shall:
i.    appoint a Chair and, if determined appropriate, a Lead Director of the Board;
ii.    appoint or confirm the officers of the Company and, if necessary, approve the senior management structure of the Company;
iii.    confirm, or approve any changes to, the size of the Board, and the appointment of interim Board members if so required; and
iv.    appoint committees of the board, including a Nominating and Governance Committee, an Audit Committee, a Human Resources and Compensation Committee, a Health, Safety and Environment Committee, and a Communities and Sustainable Development Committee.
d.    The Board is responsible for making decisions with respect to vacancies and proposing nominees as provided in the Majority Voting Policy, the Board and Senior Management Diversity Policy, and any such other applicable policies in place from time to time.
e.    The Board will ensure that it maintains current and appropriate mandates and charters, including the Board, the CEO, the Chair, and the Committee Chair mandates, as well as Committee charters.
f.    From time to time, the Board may appoint special committees to assist the Board in connection with specific matters.
g.    The Board shall meet not less than five times during each fiscal year. Subject to the constating documents of the Company, the Board may also meet at any other time at the call of the Chair or of any director.
h.    Each Board member should attend, prepare for and be actively involved in Board meetings and, as applicable, Board committee meetings.

1 A director’s “independence” shall be determined in accordance with the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada and the U.S. Securities and Exchange Commission, and the stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange.

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Management Oversight
The Board will ensure the Company has management with the appropriate skillset and experience. This responsibility is carried out primarily by:
a.    appointing the CEO as the Company's business leader and determining the compensation of the CEO, and receiving reports and recommendations from the Human Resource and Compensation Committee in connection therewith;
b.    developing and approving corporate objectives and other criteria which the CEO is responsible for meeting, and assessing the CEO against these objectives and criteria on an ongoing basis;
c.    developing a mandate for the CEO and reviewing performance against such mandate; and
d.    satisfying itself as to the integrity of the CEO and other executive officers, and that the CEO and other executive officers create a culture of integrity and ethical behaviour throughout the organization.
Strategic Planning Process, Risk Management, and Governance
The Board is responsible for providing oversight and guidance on the strategic planning process and for ensuring that a strategic plan is developed which takes into account, among other things, the opportunities and risks of the Company’s business. In connection with this responsibility:
a.    The CEO and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of annual corporate objectives for the Company, which are to be reviewed and approved not less than annually by the Board.
b.    The Board will have a continuing understanding of the principal risks associated with the business, largely through continuous communication with management. The Board will ensure the implementation of appropriate systems to manage any such risks.
c.    The Board will provide guidance to the CEO and senior management team with respect to the Company's ongoing strategic plan. The Board is responsible for monitoring the success of management in implementing corporate strategies and goals.
d.    With the oversight of the Board, senior management will establish systems to ensure that appropriate and responsible levels of internal controls are in place for the Company. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.
e.    With the assistance of the Nominating and Governance Committee, provide oversight and guidance with respect to the Company’s approach to corporate governance, including in the development of a set of corporate governance principles and guidelines that are specifically applicable to the Company.
f.    Adopt and monitor, through the Nominating and Governance Committee, a formal code of business ethics that will govern the behaviour of directors, officers and employees of the Company, and, in appropriate circumstances, grant waivers from such code of business conduct.
General Obligations
The Board will be responsible for the review and approval of the following:
a.    The annual budget.
b.    All significant capital plans and major financing activities, and the establishment of priorities for the allocation of funds to ongoing operations and capital projects.
c.    All single expenditure items and capital appropriate requests proposed by the Company if so required by the Company’s Spending Policy.
d.    Any policy for hedging and forward sales of silver and/or base metals, and any policy for the management of foreign currency risk, including approval of significant hedging and foreign currency risk management programs proposed by management, provided however, that the Board may delegate such responsibility to an appropriate Board committee.

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COMMUNICATIONS
a.    The Board will monitor and periodically review the policies and procedures that are in place to provide for effective communication by the Company with its shareholders, other stakeholders and with the public generally, including:
i.    effective means to enable shareholders and other stakeholders to communicate with senior management and the Board; and
ii.    effective channels by which the Company will interact with analysts and the public.
b.    The Board will review and if necessary, approve the content of the Company’s major communications to shareholders and the investing public, including interim and annual reports, management information circulars, annual information forms and any prospectuses that may be issued.
c.    The Board will ensure that the Company has a disclosure policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media.
d.    All directors will have open access to the Company’s senior management.
e.    The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.
SUCCESSION PLANNING
The Board will regularly consider and develop succession plans for the Chair, the CEO and senior management personnel, and provide mentorship to senior management. The Board will receive reports and recommendations from the Human Resources and Compensation Committee in connection therewith.
BOARD INDEPENDENCE
The Board will, where deemed desirable or necessary, implement appropriate structures and procedures to ensure that the Board can function independently of management which may include:
a.    the appointment of a Lead Director who is not a member of management; and
b.    the institution of regular in-camera meetings of independent directors at every quarterly Board meeting, such meetings being without the presence of non-independent directors and management and being chaired by the Board Chair or by one of the independent directors selected by the group of independent directors if the Chair is not present.
NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION
The Nominating and Governance Committee, in conjunction with the Chair and the CEO, is responsible for ensuring that new directors are provided with an orientation and education program, such that new directors can understand the role of the Board and its committees and the nature and operation of the Company’s business.
The Board will assist the Nominating and Governance Committee in establishing and maintaining an ongoing director education program.
INDEPENDENT ADVISORS
The Board and any committees may at any time retain outside financial, legal or other advisors at the expense of the Company. Any director may, subject to the approval of the Chair, retain an outside advisor at the expense of the Company.

APPROVED BY THE BOARD – May 12, 2021

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APPENDIX C
Summary of Option Plan
The Option Plan was established by the Board on May 13, 2008 (and approved by shareholders on May 13, 2008). The most recent amendments were approved by our shareholders on May 11, 2015. The Option plan complies with the rules set forth for such plans by the TSX and Nasdaq. Awards of Options or Compensation Shares under the Option Plan are granted in accordance with the guidance provided by the LTIP. The Option Plan contemplates: (i) the granting of Options to purchase Shares and/or (ii) the direct issuance of Compensation Shares to our executive officers, directors and service providers.
Granting Options and Compensation Shares
Any grant of Options under the Option Plan will be at the discretion of the Board, and the term of any Options granted will also be at the discretion of the Board, but will not be in excess of ten years. The Option Plan also gives authority to the Board to issue up to 500,000 Compensation Shares in each calendar year. The maximum number of Shares that may be issued pursuant to Options granted or Compensation Shares issued under the Option Plan may be equal to, but will not exceed 6,461,470 Shares, representing approximately 3.1% of our issued and outstanding Shares as at December 31, 2021. The number of Shares which may be issuable to any one optionee under the Option Plan together with all of our other previously established or proposed Share compensation arrangements, shall not exceed 5% of the total number of our issued and outstanding Shares on a non-diluted basis.
The number of Shares that may be issued to Insiders under the Option Plan, together with all of our other previously established or proposed Share compensation arrangements, in aggregate, shall not at any time exceed 10% of the total number of our issued and outstanding Shares on a non-diluted basis. In addition, the number of Shares that may be issuable under the Option Plan, together with all our other previously established or proposed Share compensation arrangements, within a one year period: (i) to insiders in aggregate, shall not exceed 7% of the outstanding issue; (ii) to one optionee who is an insider or any associates of such insider, shall not exceed 2% of the outstanding issue: and (iii) to any non-employee director, other than the chair of the Board, shall not exceed an equity award value of $100,000 (other than Options or Shares granted or taken in lieu of cash fees).
Exercise of Options
The exercise price of Options granted under the Option Plan will be the weighted average trading price of our Shares on the TSX for the five trading days prior to the grant date. The Option Plan provides for an optional cashless exercise mechanism where the optionee elects to relinquish the right to exercise their unexercised vested Options and receive, in lieu thereof, a number of fully paid Shares. The number of Shares issuable pursuant to any such cashless exercise is equal to the quotient obtained by dividing the product of the number of unexercised vested Options tendered for disposition multiplied by the difference between the market price and the Option price of all Shares subject to the tendered unexercised vested Options by the market price of one Share.
Termination of Options
Under the Option Plan, Options are non-assignable and non-transferable, and subject to such vesting provisions as the Board in their sole discretion shall determine. Where an Option holder’s employment with us is terminated, other than for cause or by reason of death or disability, Options granted under the Option Plan will terminate on the earlier of:
•if the individual is resigning or ceases to hold office, at any time up to but not after the earlier of the expiry Date of the Option and the date which is 30 days after such termination of employment; or
•if the individual is retiring, at any time up to but not after the earlier of the expiry Date of the Option and the date which is 12 months after the optionee retires.
In the event of termination for cause, the Options will terminate immediately upon the date that the individual ceases to be a director, officer or service provider.
In the event the individual ceases to be a director, officer or service provider due to death or disability, the Options granted under the Option Plan will terminate upon the earlier of:
•the expiry date; and
•12 months after the date of death or disability.
Adjustment Provisions
The Option Plan also contains an adjustment mechanism to alter the exercise price or number of Shares issuable under the Option Plan upon a Share reorganization, corporate reorganization or other such event not in the ordinary course of business. In the event of a take-over bid or change of control, 50% of an Option holder’s unvested outstanding Options will vest and are conditionally exercisable until immediately before the completion of the take-over bid or change of control, provided that: (i) any Options that are unvested or unexercised by the completion of the take-over bid or change of control become null and void; and (ii) in the event the take-over bid or change of control is not completed within 90 days of the proposed completion date, the Option holder will be

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refunded any payments made to exercise the Options, the exercised Options will be reissued, and the purported exercise of the Options will be null and void.
Blackout Period
Except where not permitted by the TSX, where an Option expires during a time when, pursuant to any of our policies, any of our securities may not be traded by certain persons as designated by us, including any holder of Options under the Option Plan (the Blackout Period) or within ten business days following the end of such Blackout Period, the term of such Options will be extended to the end of day that is ten business days following the end of the applicable Blackout Period.
Amending the Option Plan
The Option Plan provides that the Board may make certain limited amendments to the Option Plan or any Option without shareholder approval, including
•amendments of a “housekeeping” nature, including any amendment for the purpose of curing any ambiguity, error, inconsistency or omission in or from the Option Plan or any related Option agreement;
•a change to the vesting provisions of an Option;
•extensions to the term of an Option held by a person (other than an insider);
•accelerating the expiry date of an Option;
•amending the definitions contained within the Option Plan;
•amending or modifying the mechanics of the exercise of Options (except with respect to the requirement that full payment be received for the exercise of Options);
•amendments that are necessary to comply with the provisions of applicable laws or the rules, regulations and policies of the TSX and Nasdaq;
•amendments relating to the administration of the Option Plan;
•amendments that are necessary to suspend or terminate the Option Plan; and
•any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations, and policies of the TSX and Nasdaq).
The Option Plan expressly requires shareholder approval for:
•amendments that increase the number of Shares issuable under the Option Plan, except in certain circumstances as contemplated in the Option Plan;
•any reduction in the Option price of an Option if the optionee is not an insider at the time of the proposed amendment; and
•amendments required to be approved by shareholders under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and Nasdaq).
The Option Plan expressly requires disinterested shareholder approval for:
•amendments to the Option Plan that could result at any time in the number of Shares reserved for issuance under the Option Plan to insiders exceeding 10% of the outstanding issue;
•any reduction in the Option price of an Option if the optionee is an insider at the time of the proposed amendment; and
•amendments requiring disinterested shareholder approval under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and Nasdaq).

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Suite 1440 – 625 Howe Street
Vancouver, B.C.
Canada V6C 2T6
Tel: 604.684.1175
Fax: 604.684.0147
info@panamericansilver.com
www.panamericansilver.com